      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1996
                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                     PENN ENGINEERING & MANUFACTURING CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             Delaware                                    23-0951065
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)


                                 P.O. Box 1000
                        Danboro, Pennsylvania 18916-1000
                                 (215) 766-8853

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------

                              Kenneth A. Swanstrom
                             Chairman of the Board
                     Penn Engineering & Manufacturing Corp.
                                 P.O. Box 1000
                        Danboro, Pennsylvania 18916-1000
                                 (215) 766-8853

               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                            ------------------------

                                   Copies To:



Frederick W. Dreher, Esquire                        Stanley H. Meadows, P.C.
 Duane, Morris & Heckscher                          McDermott, Will & Emery
   4200 One Liberty Place                            227 West Monroe Street
Philadelphia, PA 19103-7396                          Chicago, IL 60606-5096


                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / __________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
         TITLE OF SECURITIES                 AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
           TO BE REGISTERED                BE REGISTERED          PER SHARE         OFFERING PRICE      REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........   3,135,000 shares         $19.25(1)         $60,348,750(1)           $20,810
=========================================================================================================================

(1) The proposed maximum offering price per share and the proposed maximum aggregate offering price have been estimated, pursuant to paragraph (a) of Rule 457, solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     PENN ENGINEERING & MANUFACTURING CORP.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


           ITEM NUMBER AND CAPTION                              LOCATION IN PROSPECTUS
           -----------------------                              ----------------------
 1.        Forepart of the Registration Statement and Outside
             Front Cover Page of
             Prospectus.......................................  Outside Front Cover Page

 2.        Inside Front and Outside Back Cover Pages of
             Prospectus.......................................  Inside Front Cover Page; Outside Back Cover Page

 3.        Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors

 4.        Use of Proceeds....................................  Use of Proceeds

 5.        Determination of Offering Price....................  Reclassification; Price Range of Capital Stock and
                                                                  Dividends; Underwriting

 6.        Dilution...........................................  *

 7.        Selling Security Holders...........................  Principal and Selling Stockholders

 8.        Plan of Distribution...............................  Outside Front Cover Page; Underwriting

 9.        Description of Securities to
             be Registered....................................  Outside Front Cover Page; Description of Capital
                                                                  Stock

10.        Interests of Named Experts and Counsel.............  Legal Matters; Experts

11.        Information with Respect to Registrant.............  Prospectus Summary; Risk Factors; Reclassification;
                                                                  Price Range of Capital Stock and Dividends;
                                                                  Dividend Policy; Capitalization; Selected
                                                                  Consolidated Financial Data; Management's
                                                                  Discussion and Analysis of Financial Condition
                                                                  and Results of Operations; Business; Management;
                                                                  Principal and Selling Stockholders; Description
                                                                  of Capital Stock; Available Information;
                                                                  Consolidated Financial Statements

12.        Incorporation of Certain Information by
             Reference........................................  Incorporation of Certain Documents by Reference

13.        Disclosure of Commission Position on
             Indemnification for Securities Act Liabilities...  *

- ------------------
* Omitted from Prospectus because item is inapplicable or answer is negative.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 22, 1996
(LOGO)                          2,850,000 SHARES

                     PENN ENGINEERING & MANUFACTURING CORP.

                                  COMMON STOCK

                            ------------------------

     Of the 2,850,000 shares of Common Stock of the Company offered hereby, 1,750,000 shares are being issued and sold by the Company and 1,100,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares offered by the Selling Stockholders. See 'Principal and Selling Stockholders' and 'Underwriting.'

     The Company's authorized capital stock, par value $.01 per share, consists of Common Stock and Class A Common Stock. The voting power of the Company is vested in the Class A Common Stock, and the Common Stock has no voting rights, except as required by Delaware law. The Common Stock and the Class A Common Stock have the same economic rights. See 'Description of Capital Stock.'

     The Common Stock is traded on the American Stock Exchange under the symbol
'PNN.' On               , 1996, the last reported sale price of the Common Stock
on the American Stock Exchange was $ per share. See 'Price Range of Capital Stock and Dividends.' The Company has applied to list the Common Stock and the Class A Common Stock on the New York Stock Exchange.

     FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE 'RISK FACTORS' ON PAGE 8 OF THIS PROSPECTUS.

                            ------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                             Underwriting                        Proceeds to
                                             Price to       Discounts and      Proceeds to         Selling
                                              Public        Commissions(1)      Company(2)       Stockholders
- -------------------------------------------------------------------------------------------------------------
Per Share..............................         $                 $                 $                 $
- -------------------------------------------------------------------------------------------------------------
Total..................................         $                 $                 $                 $
- -------------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-
  Allotment Option(3)..................         $                 $                 $                 $
=============================================================================================================

(1)  See 'Underwriting.'
(2)  Before deducting expenses estimated at $         , which are payable by the
     Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 285,000 shares, solely to cover over-allotments. See 'Underwriting.'

                            ------------------------

     The Shares are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common
Stock will be made in New York City on or about                , 1996.

                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------

             THE DATE OF THIS PROSPECTUS IS                 , 1996.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                   (PICTURES)

                         (TO BE DESCRIBED IN AMENDMENT)

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE AMERICAN STOCK EXCHANGE, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto set forth elsewhere in this Prospectus or incorporated by reference in this Prospectus. Unless otherwise indicated, all share amounts and financial information presented in this Prospectus, other than the consolidated financial statements, have been adjusted to reflect the reclassification of the Company's capital stock outstanding prior to May 23, 1996 (the 'Prior Common Stock') into Class A Common Stock, the authorization of the new Common Stock, and the issuance of a dividend on May 23, 1996 of three shares of Common Stock for each outstanding share of Prior Common Stock (the 'Stock Dividend'). See 'Reclassification' and 'Description of Capital Stock.' The Stock Dividend will have the same effect on the total number of shares of Prior Common Stock outstanding as a four-for-one stock split. The Common Stock and the Class A Common Stock are sometimes referred to collectively in this Prospectus as the 'Capital Stock.' Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Penn Engineering & Manufacturing Corp. (the 'Company') is the world's leading manufacturer of self-clinching fasteners used by the computer, datacommunications, telecommunications, general electronics, automotive, and avionics industries. PEM(Registered) self-clinching fasteners, which accounted for 80% of the Company's sales in 1995, were first developed by the Company's founder in 1943. Self-clinching fasteners become an integral part of the material in which they are installed and provide a reliable means of attaching components to sheet metal or plastic. Typical applications for the Company's fastener products include personal computers, computer cabinetry, power supplies, instrumentation, telecommunications equipment, and certain automobile parts, such as air bags and windshield wipers. The Company's Pittman(Registered) division manufactures high performance permanent magnet direct current motors used in electronics, medical, and manufacturing applications.

     The Company's fasteners are primarily used by sheet metal fabricators to produce subassemblies for original equipment manufacturers ('OEMs'). The Company's customers seek fastener solutions which provide lower total installed cost and are highly reliable, thereby lowering production and service costs. The Company's engineers and independent distributors continually work in close collaboration with OEMs and their subcontractors to determine appropriate fastener applications, which often results in OEMs specifying the Company's fasteners. Self-clinching fasteners generally compete against loose hardware, such as nuts and bolts. The Company's fasteners typically sell at a premium to loose hardware. However, the Company's fasteners generally result in lower overall manufacturing costs.

     The Company has built a strong track record of growth and profitability. From 1991 to 1995, sales have doubled and operating profits have increased from $5.7 million to $21.0 million. The Company believes its success has been primarily driven by the following strengths:

     Strong Market Share. The Company has significantly increased its market share over the past five years and estimates that it holds approximately 50% of the worldwide market for self-clinching fasteners. The Company believes its domestic market share is approximately 70%. In Europe and in Asia, the Company's market share for self-clinching fasteners is approximately 38% and 14%, respectively. The Company believes it has an advantage over its competitors based on its: (i) significant manufacturing capacity, (ii) quality raw material sourcing, (iii) high standards of internal manufacturing controls, (iv) inventories maintained in Company warehouses in North America, Europe, and Asia, and (v) comprehensive product line.

     Long-standing Customer Relationships. The Company's strong relationships with a diverse base of customers continually allows for the identification of new business opportunities. The Company has been a long-term supplier of fasteners to many of its customers. For example, the Company has supplied IBM, Hewlett-Packard, Pitney Bowes, and Xerox for an average of 25 years. The Company believes that it has earned its position with such customers by virtue of its design engineering capabilities, timely delivery, excellent quality, and customer service.

     Well-Positioned in Rapidly Growing Computer/Electronics Markets. The Company's fasteners are on the preferred or designated vendor list of Compaq and other OEMs which comprise approximately 33% of the worldwide personal computer market. The Company's fasteners are used by many of the world's largest electronics and telecommunication OEMs, including Alcatel, AMP, AT&T, Ericsson, Philips, and Siemens. As a result, the Company expects to increase sales as these markets continue to grow domestically and internationally.

     Broad Product Application Across a Diverse Group of Industries. The Company believes it benefits from the diversity of applications for its self-clinching fasteners across a broad range of industries. The Company shipped fasteners to over 12,000 customers in 1995 and no single market segment accounted for more than 15% of the Company's total sales in 1995.

     Recognized Leader in Fastening Solutions. The Company believes its commitment to working with OEMs early in the design process places it at the forefront in providing fastening solutions. The Company's success and reputation for consistently developing such solutions often results in customers specifying PEM fasteners for their products.

     Successful Management Team. The Company believes an important element of its success is its highly experienced senior management team. Kenneth A. Swanstrom, the Company's Chief Executive Officer, has been with the Company since 1960. The Company's Chief Financial Officer has been with the Company for nearly 20 years. Since 1990, the Company has added management with significant industry experience in key marketing, manufacturing, and engineering positions.

                               BUSINESS STRATEGY

     The Company believes that the current worldwide market for self-clinching fasteners is approximately $230 million. The Company estimates that the current total market for all forms of fasteners which potentially could be replaced by PEM fasteners is approximately $600 million. The Company believes it is well positioned to achieve continued growth and intends to continue to build upon its success by relying on a strategy which emphasizes the following key elements:
(i) focus on new applications and product development, (ii) expand production capacity, (iii) continue to improve productivity, (iv) implement cost reduction initiatives, and (v) increase sales to foreign markets.

     Focus on New Applications and Product Development. The Company is committed to growing with its customers both domestically and abroad. By working with OEMs early in the design process, the Company's fasteners are often selected for use when new products or new markets are addressed. The Company believes considerable opportunities are available in Europe and in Asia given the growth of the computer and electronics markets in these regions. With over 3,000 readily available proprietary catalog products, the Company is well positioned to meet the needs of its customers. In addition, the Company engages in the continuous development of new products and product extensions.

     Expand Production Capacity. From 1991 to 1995, demand for the Company's fasteners has increased more rapidly than the Company's capacity. In spite of restricted capacity, fastener units shipped have more than doubled over this period from 896 million to 1.8 billion annually. In 1995, the Company spent $17.2 million for capital expenditures in response to the continuing demand for the Company's products. These expenditures included construction of a 43,000 square foot addition to the Company's Danboro facility, which is expected to be completed in June 1996. The Company intends to utilize a portion of its credit lines and of the proceeds of this Offering to supplement cash flow from operations to finance capital expenditures of approximately $25 million in 1996, including a new 120,000 square foot facility to replace the Company's 58,000 square foot facility in Winston-Salem, North Carolina. These capital expenditures are expected to increase fastener production capacity by 27%, allowing the Company to ship 2.3 billion fastener units annually by early 1997. The Company's five-year plan includes $100 million in capital expenditures to increase capacity to 3.0 billion fasteners annually by 2000.

     Continue to Improve Productivity. To increase efficient utilization of its manufacturing facilities, the Company implements programs which include cell manufacturing and focused work centers, demand flow production, new tooling, and implementation of new heat treating methods and washing procedures. The Company targets 5% annual increases in productivity. The Company will continue to attract and retain highly-qualified employees by providing an environment which promotes creativity.

     Implement Cost Reduction Initiatives. Gross margins have increased from 28.0% in 1991 to 31.9% in 1995 despite a doubling of sales over this period. In addition, the Company has improved operating margins from 8.1% in 1991 to 14.9% in 1995 by controlling SG&A expenses. The Company intends to continue to reduce costs through initiatives which monitor raw material sourcing, encourage manufacturing innovations, and preserve a stable and productive work force.

     Increase Sales to Foreign Markets. Since 1991, foreign sales have increased approximately 119% from $16.2 million to $35.4 million in 1995 and currently represent 25.1% of total sales. The Company has recently acquired its previously independent distributor in Singapore which affords the Company a hub from which to enhance service to customers in the Pacific Rim. The Company is also establishing an applications engineering center at its facility in Doncaster, England.

     The Company's stock became publicly traded in 1966. Since then, the Company has reported net income in every year and has paid cash dividends in each quarter.

     On May 23, 1996, the Company reclassified its outstanding capital stock into Class A Common Stock and issued a dividend of three shares of Common Stock for each outstanding share of Prior Common Stock. This dividend had the same effect on the total number of shares outstanding as a four-for-one stock split.

     In this Prospectus, the terms 'Penn Engineering' and the 'Company' include Penn Engineering & Manufacturing Corp. and its subsidiaries. The Company was incorporated in Delaware in 1942. The Company's corporate headquarters are located at P.O. Box 1000, Old Easton Road, Danboro, Pennsylvania 18916-1000, and its telephone number is (215) 766-8853. PEM, SI, PEMSERTER, PITTMAN, LO-COG, and ELCOM are registered trademarks of Penn Engineering. The Company's Internet address is http://www.pemnet.com.

                                  THE OFFERING

Common Stock Offered by:

The Company.......................................    1,750,000  shares

The Selling Stockholders..........................    1,100,000  shares
                                                    -----------

        Total.....................................    2,850,000  shares
                                                    -----------
                                                    -----------

Capital Stock to be Outstanding
  After the Offering(1):

Class A Common Stock..............................    1,707,082  shares

Common Stock......................................    6,871,246  shares
                                                    -----------

        Total Capital Stock.......................    8,578,328  shares
                                                    -----------
                                                    -----------

Voting Rights.....................................  Holders of Common Stock have no voting rights, except as required by Delaware law. Holders of Class A Common Stock have one vote per share. See 'Description of Capital Stock.'

Use of Proceeds...................................  The net proceeds of the Offering will be used to repay certain indebtedness of the Company incurred as part of the Company's capital investment program, to expand the Company's production capacity, and for working capital and general corporate
                                                    purposes. See 'Use of Proceeds.'

American Stock Exchange Symbol
  for the Common Stock............................  PNN(2)

- ------------------
(1) Based on 5,121,246 shares of Common Stock outstanding as of March 31, 1996 after giving effect to the Reclassification and the Stock Dividend, and the issuance of the Common Stock offered hereby by the Company, but excluding 650,000 shares of Common Stock available for issuance under the Company's Equity Incentive and Employee Stock Purchase Plans. See 'Description of Capital Stock.'

(2) The Company has applied to list its Common Stock and Class A Common Stock on the New York Stock Exchange.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain summary consolidated financial data of the Company and its subsidiaries. This data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto, the Selected Consolidated Financial Data and the information contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' appearing elsewhere in this Prospectus.

                                                                                               THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                    -----------------------------------------------------  --------------------
                                      1991       1992       1993       1994       1995       1995       1996
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
(in thousands, except per share
  data)
Net sales.........................  $  70,845  $  88,328    $ 100,665    $ 121,470  $ 141,268  $  35,298  $  39,028
Income before income taxes and
  cumulative effect of 1992 and
  1993 accounting changes.........      6,306     10,546       11,477       17,127     22,121      5,000      4,574
Net income........................  $   3,912  $   8,127(1) $   7,352(2) $  10,441  $  13,798  $   3,023  $   2,869
                                    ---------  ---------    ---------    ---------  ---------  ---------  ---------
                                    ---------  ---------    ---------    ---------  ---------  ---------  ---------
Net income per share(3)...........  $    0.57  $    1.19    $    1.08    $    1.53  $    2.02  $    0.44  $    0.42
                                    ---------  ---------    ---------    ---------  ---------  ---------  ---------
Average number of common shares
  outstanding(3)..................      6,828      6,828        6,828        6,828      6,828      6,828      6,828

OTHER FINANCIAL AND OPERATING DATA:
Number of fasteners shipped (in
  millions).......................        896      1,259        1,267        1,569      1,836        429        513
Average price per thousand........  $   52.55  $   52.59    $   56.39    $   57.70  $   57.95  $   60.00  $   56.81
Number of motors shipped (in
  thousands)......................        557        509          664          673        680        167        188
Average price per motor...........  $   32.36  $   32.46    $   35.47    $   37.76  $   41.12  $   46.92  $   40.31
Gross margin......................       27.9%      30.8%        29.5%        31.6%      31.9%      30.2%      29.6%
Capital expenditures (in
  thousands)......................  $   2,435  $   3,395    $   8,354    $   3,833  $  17,213  $   2,933  $   6,518
Depreciation (in thousands).......  $   2,819  $   2,855    $   3,180    $   3,425  $   4,165  $   1,030  $   1,181
EBITDA (in thousands)(4)..........  $   9,158  $  13,412    $  14,849    $  20,629  $  26,307  $   6,041  $   5,779
Number of employees
  (at period end).................        806        978        1,008        1,088      1,211      1,111      1,291
Sales per employee (average) (in
  thousands)......................  $      85  $      90    $     101    $     116  $     123  $     128  $     125

                                                                                           MARCH 31, 1996
                                                                                     --------------------------
                                                                                      ACTUAL    AS ADJUSTED(5)
                                                                                      ------    --------------
BALANCE SHEET DATA:
(in thousands)
Working capital....................................................................  $  35,952     $  69,691
Property, plant and equipment, net.................................................     47,228        47,228
Total assets.......................................................................    109,946       132,685
Total debt.........................................................................     11,000            --
Stockholders' equity...............................................................     78,367       112,106

- ------------------
(1) In 1992, the Company changed its method of accounting to include production tooling not consumed in production during the year in inventory at year end, resulting in an increase in that year's net income of $1.8 million.

(2) In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes,' resulting in an increase in that year's net income of $423,000.

(3) The per share data and the average number of common shares outstanding have been adjusted to give pro forma effect to the Reclassification and the Stock Dividend. See 'Reclassification.'

(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA represents supplemental information only and should not be construed as an alternative to operating income or to cash flow from operating activities as defined by U.S. generally accepted accounting principles.

(5) Adjusted to give effect to the sale of 1,750,000 shares of Common Stock offered by the Company in this Offering and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See 'Capitalization' and 'Use of Proceeds.'

                                  RISK FACTORS

     In addition to other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

LIMITED TRADING HISTORY AND MARKET FOR COMMON STOCK

     The first date on which the Common Stock is expected to trade on the American Stock Exchange is May 24, 1996. Prior to that date, there was no public market for the Common Stock. The public offering price for the Common Stock offered hereby has been determined by negotiations between the Underwriters, the Company and the Selling Stockholders in light of recent sale prices of the Common Stock as reported on the American Stock Exchange. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering or that the public offering price corresponds to the price at which the Common Stock will trade in the public market subsequent to the Offering.

     While the Company's Prior Common Stock has been traded on the American Stock Exchange since 1966, the average volume of such trading in the 12 months ended April 30, 1996 was approximately 500 shares per day. Accordingly, the prices at which such trades have been made may not reflect the prices that would have prevailed had there been a more active market. Furthermore, there can be no assurance that the trading price for the Common Stock will approximate either the price of the Class A Common Stock or the historical prices of the Prior Common Stock as adjusted for the Reclassification. See 'Price Range of Capital Stock and Dividends.'

CONTROLLING STOCKHOLDERS; IMPEDIMENTS TO CHANGE OF CONTROL

     Voting control of the Company is vested in the holders of the Class A Common Stock. The Swanstrom Family (as defined in 'Principal and Selling Stockholders') beneficially owns, and after consummation of the Offering will continue to own, approximately 52.9% of the Class A Common Stock. In addition, one member of the Swanstrom Family serves as Chairman of the Board of Directors and as Chief Executive Officer of the Company and another member of the Swanstrom Family serves on the Company's Board of Directors and owns one of the Company's independent distributors that was responsible for 5.6% of the Company's sales in 1995. As long as the Swanstrom Family holds a majority of the Class A Common Stock, they will be able to elect or remove all of the Company's Board of Directors and, except as otherwise required by Delaware law, will be able to determine the outcome of substantially any matter submitted for consideration by the Company's stockholders. Moreover, control by the Swanstrom Family may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then-current market prices. See 'Principal and Selling Stockholders' and 'Description of Capital Stock.'

TECHNOLOGICAL CHANGES

     The Company's principal end-user customers are engaged in the computer, datacommunications, telecommunications, and electronics industries, all of which industries are rapidly changing. Although the Company seeks to remain abreast of the latest developments and available technologies in these industries, the Company could be adversely affected by such developments and technological advances and the introduction of new products in these industries. The Company could also be adversely affected in the future by the development of alternative fastener technologies.

RISK OF FOREIGN OPERATIONS

     International sales accounted for approximately 25% of the Company's 1995 net sales. Because not all of the Company's sales and expenses are incurred in U.S. dollars, the Company's operations have been and may continue to be affected by fluctuations in currency exchange rates. Currency fluctuations may result in variations in the Company's other income and consequently its results of operations, but do not affect the Company's gross margins from sales. Furthermore, currency fluctuations may cause reported sales to fluctuate from period to period regardless of the fluctuation in the volume of such sales in foreign currencies. The Company purchases forward foreign currency exchange contracts to attempt to insulate the Company from the impact of foreign currency exchange rate fluctuations.

     Foreign sales are subject to numerous other risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, economic conditions in local markets, the imposition of product tariffs, and the burdens of complying with a wide variety of international and U.S. export laws.

                                RECLASSIFICATION

     On May 22, 1996, the Company intends to file an amendment to its Certificate of Incorporation with the Delaware Secretary of State, which will
(i) increase the number of authorized shares of Capital Stock of the Company from 3,000,000 shares to 23,000,000 shares, consisting of 20,000,000 shares of Common Stock and 3,000,000 shares of Class A Common Stock, (ii) reclassify the Prior Common Stock as Class A Common Stock, (iii) authorize a new class of non-voting capital stock designated as Common Stock, and (iv) establish the rights, powers, and limitations of the Common Stock and the Class A Common Stock. On May 23, 1996, the Company will issue the Stock Dividend. The Stock Dividend will have the same effect on the total number of shares of Capital Stock outstanding as a four-for-one stock split. The ex-dividend date for the Stock Dividend is May 24, 1996, which is also the date on which the Common Stock and the Class A Common Stock are expected to begin to trade separately. The reclassification of the Prior Common Stock and the issuance of the Stock Dividend are collectively referred to herein as the 'Reclassification.'

     The Class A Common Stock has the same rights, powers, and limitations as that of the Prior Common Stock. The Common Stock is non-voting, except as required by Delaware law. The other rights of the Common Stock and the Class A Common Stock, including rights with respect to stock splits, the consideration payable in a merger or consolidation and distributions upon liquidation, are the same. See 'Description of Capital Stock.'

     The first date on which the Common Stock is expected to trade on the American Stock Exchange is May 24, 1996. There can be no assurance that the trading price of the Common Stock will approximate either the offering price of the Class A Common Stock or the historical prices of the Prior Common Stock as adjusted to reflect the Reclassification. See 'Risk Factors' and 'Price Range of Capital Stock and Dividends.'

                   PRICE RANGE OF CAPITAL STOCK AND DIVIDENDS

     The Company's Prior Common Stock has traded publicly on the American Stock Exchange under the trading symbol PNN since 1966. The first date on which the Common Stock and the Class A Common Stock are expected to trade on the American Stock Exchange under the symbols PNN and PNNA, respectively, is May 24, 1996. Prior to that date, there had been no public market for the Common Stock. See 'Risk Factors' and 'Reclassification.'

     The following table sets forth, for the periods indicated, (i) the actual high and low sales prices per share of the Prior Common Stock as reported by the American Stock Exchange divided by four to give pro forma effect to the Reclassification (which will have the same effect on the total number of shares of Prior Common Stock outstanding as a four-for-one stock split) based on the assumption that the Reclassification would have resulted in a proportionate reduction in historical sales prices and (ii) the actual dividends paid per share of Prior Common Stock divided by four to reflect the Reclassification based on the assumption that dividends would have been paid at the same rate per share on the Common Stock and the Class A Common Stock.

                                                                                      PRIOR COMMON STOCK
                                                                               ---------------------------------
                                                                                     ADJUSTED
                                                                                   STOCK PRICE
                                                                               --------------------   ADJUSTED
                                                                                 HIGH        LOW      DIVIDEND
                                                                               ---------  ---------  -----------
Year ended December 31, 1994
  First Quarter..............................................................  $   13.13  $   11.75   $   .0625
  Second Quarter.............................................................      13.03      11.78       .0625
  Third Quarter..............................................................      11.75      10.63       .0625
  Fourth Quarter.............................................................      10.75      10.16       .1938(1)

Year ended December 31, 1995
  First Quarter..............................................................  $   14.75  $   10.62   $   .0688
  Second Quarter.............................................................      18.88      13.50       .0688
  Third Quarter..............................................................      25.13      18.38       .0688
  Fourth Quarter.............................................................      24.25      19.25       .2938(2)

Year ending December 31, 1996
  First Quarter..............................................................  $   24.00  $   21.25   $   .0688
  Second Quarter (through May 20, 1996)......................................      21.38      18.13       .1000(3)

- ------------------
(1) Includes a regular quarterly dividend of $.0688 per share and an extra dividend of $.125 per share. The regular quarterly dividend per share was increased from $.0625 to $.0688 in the fourth quarter of 1994.
(2) Includes a regular dividend of $.0688 per share and an extra dividend of $.225 per share.
(3) Payable on July 9, 1996 to stockholders of record on June 14, 1996.

     On May __, 1996, the closing prices for the Common Stock and the Class A Common Stock, as reported on the American Stock Exchange, were $______ and $_____ per share, respectively. As of May ___, 1996, there were approximately ____ and ___ holders of record of each of the Common Stock and the Class A Common Stock, respectively.

                                DIVIDEND POLICY

     The Company has paid quarterly cash dividends on the Prior Common Stock since 1966. Any future determination as to the payment of dividends will be made at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, capital requirements, general business conditions, and such other factors as the Board of Directors deems relevant. It is the current intention of the Board of Directors that, following the Reclassification, the Company will pay quarterly cash dividends of $.10 per share on the Common Stock and the Class A Common Stock and that the Company will not pay additional year-end dividends in the future.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock by the Company are estimated at approximately $33.7 million (or approximately $39.3 million if the over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such net proceeds to repay all borrowings outstanding under the Company's short-term lines of credit and accrued interest thereon, to expand the Company's production capacity, and for working capital and general corporate purposes.

     The Company's indebtedness under its short-term lines of credit (the 'Credit Facilities') was incurred for the purchase of capital equipment. At March 31, 1996, the Company had approximately $26.5 million available under the Credit Facilities. Interest on outstanding borrowings under the Credit Facilities is payable based on money market rates of interest as offered from time to time by the lenders. At March 31, 1996, $11.0 million was outstanding under the Credit Facilities at a weighted average interest rate of 6.44%. At April 30, 1996, the Company's line of credit with one bank in the amount of $10.0 million expired and was not renewed by the Company.

     The Company will not receive any of the proceeds from the sale of 1,100,000 shares of Common Stock by the Selling Stockholders. The Company will pay all expenses incurred in the Offering other than the underwriting discounts and commissions applicable to the shares being sold by the Selling Stockholders.

                                 CAPITALIZATION

     The following table sets forth the cash and equivalents, short-term investments, and the actual capitalization of the Company as of March 31, 1996, after giving effect to the Reclassification and as adjusted to give effect to the receipt and application by the Company of the estimated net proceeds from the sale of 1,750,000 shares of Common Stock by the Company in this Offering after deducting underwriting discounts and commissions and estimated offering expenses. See 'Use of Proceeds.'

                                                                                           MARCH 31, 1996
                                                                                      ------------------------
                                                                                        ACTUAL     AS ADJUSTED
                                                                                      -----------  -----------
                                                                                          (IN THOUSANDS)
Cash and equivalents................................................................  $     3,402   $  26,141
Short-term investments..............................................................        5,606       5,606
                                                                                      -----------  -----------
Short-term debt.....................................................................  $    11,000   $      --
Stockholders' equity:
  Common Stock, $.01 par value,
     20,000,000 shares authorized, 5,316,075 shares issued and 5,121,246 shares outstanding, and 7,066,075 shares issued and 6,871,246 shares outstanding as
     adjusted (1)...................................................................           53          71
  Class A Common Stock, $.01 par value,
     3,000,000 shares authorized, 1,772,025 shares issued, and 1,707,082
     outstanding....................................................................           18          18
Additional paid-in capital..........................................................        2,686      36,407
Retained earnings...................................................................       77,251      77,251
Unrealized (loss) on investments (net of tax).......................................          (64)        (64)
Cumulative foreign currency translation adjustment..................................         (625)       (625)
                                                                                      -----------  -----------
                                                                                           79,319     113,058
Less cost of treasury stock.........................................................          952         952
                                                                                      -----------  -----------
  Total stockholders' equity........................................................       78,367     112,106
                                                                                      -----------  -----------
  Total capitalization..............................................................  $    89,367   $ 112,106
                                                                                      -----------  -----------
                                                                                      -----------  -----------

- ------------------
(1) Based upon 5,121,246 shares of Common Stock outstanding as of March 31, 1996 after giving pro forma effect to the Reclassification and the issuance of the Common Stock offered hereby by the Company, but excluding 650,000 shares of Common Stock available for issuance under the Company's Equity Incentive and Employee Stock Purchase Plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth in the following table are derived from the consolidated financial statements of the Company. The Company's consolidated financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 are included elsewhere in this Prospectus and have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is also included elsewhere in this Prospectus. The Company's unaudited condensed consolidated financial statements as of March 31, 1995 and 1996 are also included elsewhere in this Prospectus. The selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Prospectus.

                                                                                                                    THREE
                                                                                                                   MONTHS
                                                                                                                    ENDED
                                                                          YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                           -----------------------------------------------------  ---------
                                                             1991       1992       1993       1994       1995       1995
                                                           ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
(IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales................................................  $  70,845  $  88,328   $ 100,665    $ 121,470  $ 141,268  $  35,298
Cost of goods sold.......................................     51,045     61,127      70,979       83,128     96,190     24,630
                                                           ---------  ---------   ---------    ---------  ---------  ---------
Gross profit.............................................     19,800     27,201      29,686       38,342     45,078     10,688
Selling, general and administrative expenses.............     14,077     16,765      18,596       21,842     24,056      6,016
                                                           ---------  ---------   ---------    ---------  ---------  ---------
Operating profit.........................................      5,723     10,436      11,090       16,500     21,022      4,652
Other income.............................................        583        110         387          627      1,099        348
                                                           ---------  ---------   ---------    ---------  ---------  ---------
Income before income taxes and cumulative effect of 1992
  and 1993 accounting changes............................      6,306     10,546      11,477       17,127     22,121      5,000
Cumulative effect of 1992 and 1993 accounting changes....     --          1,800         423       --         --         --
Provision for income taxes...............................      2,394      4,219       4,548        6,686      8,323      1,977
                                                           ---------  ---------   ---------    ---------  ---------  ---------
Net income...............................................  $   3,912  $   8,127(1) $  7,352(2) $  10,441  $  13,798  $   3,023
                                                           ---------  ---------   ---------    ---------  ---------  ---------
                                                           ---------  ---------   ---------    ---------  ---------  ---------
Per share information:
  Income before cumulative effect of 1992 and 1993
    accounting changes...................................  $    0.57  $    0.93   $    1.02    $    1.53  $    2.02  $    0.44
  Net income (3).........................................       0.57       1.19        1.08         1.53       2.02       0.44
  Average number of common shares outstanding (3)........      6,828      6,828       6,828        6,828      6,828      6,828

OTHER FINANCIAL AND OPERATING DATA:
Number of fasteners shipped (in millions)................        896      1,259       1,267        1,569      1,836        420
Average price per thousand...............................  $   52.55  $   52.59   $   56.39    $   57.70  $   57.95  $   60.00
Number of motors shipped (in thousands)..................        557        509         664          673        680        167
Average price per motor..................................  $   32.36  $   32.46   $   35.47    $   37.76  $   41.12  $   41.92
Gross margin.............................................      27.9%      30.8%        29.5%        31.6%      31.9%      30.2%
Capital expenditures (in thousands)......................  $   2,435  $   3,395   $   8,354    $   3,833  $  17,213  $   2,933
Depreciation (in thousands)..............................  $   2,819  $   2,855   $   3,180    $   3,425  $   4,165  $   1,030
EBITDA (in thousands) (4)................................  $   9,158  $  13,412   $  14,849    $  20,629  $  26,307  $   6,041
Number of employees (at period end)......................        806        978       1,008        1,088      1,211      1,111
Sales per employee (average) (in thousands)..............  $      85  $      90   $     101    $     116  $     123  $     128

BALANCE SHEET DATA (AT PERIOD END):
(IN THOUSANDS)
Working capital..........................................  $  29,665  $  35,112   $  34,953    $  41,612  $  38,881  $  44,101
Property, plant, and equipment, net......................     23,078     23,341      28,495       28,920     41,941     30,838
Total assets.............................................     57,486     67,132      73,542       82,127     96,074     88,855
Total debt...............................................         --         --       1,152           --      1,500         --
Stockholders' equity.....................................     46,939     52,498      57,819       65,910     76,091     68,726


                                                             1996
                                                           ---------
STATEMENT OF OPERATIONS DATA:
(IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales................................................  $  39,028
Cost of goods sold.......................................     27,477
                                                           ---------
Gross profit.............................................     11,551
Selling, general and administrative expenses.............      7,113
                                                           ---------
Operating profit.........................................      4,438
Other income.............................................        136
                                                           ---------
Income before income taxes and cumulative effect of 1992
  and 1993 accounting changes............................      4,574
Cumulative effect of 1992 and 1993 accounting changes....     --
Provision for income taxes...............................      1,705
                                                           ---------
Net income...............................................  $   2,869
                                                           ---------
                                                           ---------
Per share information:
  Income before cumulative effect of 1992 and 1993
    accounting changes...................................  $    0.42
  Net income (3).........................................       0.42
  Average number of common shares outstanding (3)........      6,828
OTHER FINANCIAL AND OPERATING DATA:
Number of fasteners shipped (in millions)................        513
Average price per thousand...............................  $   56.81
Number of motors shipped (in thousands)..................        188
Average price per motor..................................  $   40.31
Gross margin.............................................       29.6%
Capital expenditures (in thousands)......................  $   6,518
Depreciation (in thousands)..............................  $   1,181
EBITDA (in thousands) (4)................................  $   5,779
Number of employees (at period end)......................      1,291
Sales per employee (average) (in thousands)..............  $     125
BALANCE SHEET DATA (AT PERIOD END):
(IN THOUSANDS)
Working capital..........................................  $  35,952
Property, plant, and equipment, net......................     47,228
Total assets.............................................    109,946
Total debt...............................................     11,000
Stockholders' equity.....................................     78,367


- ------------------
(1) In 1992, the Company changed its method of accounting to include production tooling not consumed in production during the year in inventory at year end, resulting in an increase in that year's net income of $1.8 million.
(2) In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes,' resulting in an increase in that year's net income of $423,000.
(3) The per share data and the average number of common shares outstanding have been adjusted to give pro forma effect to the Reclassification. See 'Reclassification.'
(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA represents supplemental information only and should not be construed as an alternative to operating income or to cash flow from operating activities as defined by U.S. generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the 'Selected Consolidated Financial Data' and the Consolidated Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus.

  Overview

     The Company's operations consist of two business segments: PEM brand self-clinching fasteners, including fastener insertion machines, and Pittman electric (dc) motors. Self-clinching fasteners, which accounted for approximately 80% of the Company's consolidated sales in 1995 compared to 75% in 1991, are marketed through a worldwide network of distributors. In 1995, sales to the computer/electronics and automotive industries accounted for approximately 88% and 5% of fastener sales, respectively, with the balance distributed among other industries, such as recreational equipment, commercial appliances, and gaming machines.

     Electric motors accounted for approximately 20% of the Company's consolidated sales in 1995 compared to 25% in 1991, and are marketed in the United States and Europe through regional sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of factory automation equipment, office automation equipment, and hospital emergency/surgery equipment.

     The Company's consolidated net sales increased from $70.8 million in 1991 to $141.3 million in 1995 and were $39.0 million for the first three months of 1996. Fastener unit sales increased 100.9% from 896 million in 1991 to 1.8 billion in 1995. Motor unit sales increased 22.1% from 557,000 in 1991 to 680,000 in 1995. In the first three months of 1996, the Company sold 513 million fastener units and 186,000 motor units. This sales increase reflects the growth of the personal computer and electronics markets, combined with increased applications for the Company's products in other industries.

     Historically, the Company has been able to achieve steady improvements in profitability largely as a result of (i) increased customer demand for its products, (ii) focus on cost containment and improved productivity, and (iii) the general ability to provide the right product at the right time and at the right location to support customer applications. The Company's gross margins increased from 27.9% in 1991 to 31.9% in 1995 primarily due to the ability to increase the production and shipment of fasteners without a proportionate increase in fixed costs and overhead. As an example, the fixed manufacturing cost of fasteners (i.e., depreciation and supervisory expenses) as a percentage of sales declined from 11.6% in 1991 to 7.6% in 1995. In addition, process improvement techniques, including focused work centers and product cells in which fasteners are essentially completed before they leave the work center, have led to manufacturing cost reductions. The Company is not always able to pass raw material price increases along to its customers. However, through cost reduction programs and by controlling the indirect and fixed costs of operations, the Company increased the operating profit margins of its fastener operations from 7.6% in 1991 to 16.2% in 1995. Annual price increases on the Company's fastener products since 1991 have ranged from 2.0% to 2.5%.

     The Company's brushless motors have an average price of approximately $210 per unit, reflecting more expensive materials and higher labor content, and are used in equipment requiring a high degree of reliability. Brush-commutated motors have an average price of $40 per unit and are typically used in less expensive volume-related equipment. The percentage of total motor sales represented by brushless motors was 8.1% in 1991 compared to 21.7% in 1995.

     The motor operation's gross margins were 30.4% in 1991 compared to 28.0% in 1995. Continued emphasis on demand-flow technology has allowed Pittman to shift from batch size manufacturing to lot size manufacturing, and reduce work-in-process inventory by approximately 61%. Several of Pittman's key productivity and cycle time reduction projects have also helped to increase some component assembly productivity.

     The Company's export sales increased 119% from $16.2 million in 1991 to $35.4 million in 1995. Foreign customers accounted for 20.4% of the Company's sales in 1991 compared to 25.1% in 1995 and 25.0% in the first quarter of 1996. The Company's export sales have benefitted from the ability to serve large multi-national computer and electronic manufacturers which have shifted product fabrication to offshore labor markets. The Company has maintained distribution channels and inventories in Europe and the Pacific Rim for more than 25 years and 10 years, respectively. Between 1991 and 1995, the Company's distributors increased their inventories of the Company's fasteners nearly 500% in Europe and over 800% in the Pacific Rim. In addition, the Company maintains an inventory of more than 100 million fasteners at its Danboro, Pennsylvania facility. By increasing product availability, the Company has better positioned itself to meet the needs of its customers in the North American, European and Pacific Rim markets, thereby supporting the significant sales growth.

     The Company has continued to improve its ability to provide products in regions strategic to the world's major electronics and computer manufacturers. As part of increasing the worldwide availability of its products, the Company recently established a subsidiary in Singapore through the acquisition of the assets of the Company's previously independent distributor in Singapore. To better meet the Pacific Rim demand for its fasteners, the Company intends to create a master warehouse in Singapore that will serve the same function as the Company's existing warehouse in England. The maintenance of significant warehouse facilities in England and Singapore allows the Company to ship product in bulk via ocean freight rather than more costly air shipments directly to the end user. In addition, the Company plans to establish application engineering capabilities in England and Singapore. While the Company's international pricing is consistent with its domestic pricing, the Company's profits from export sales may be affected to some extent by freight costs, currency fluctuations, duties, and local administrative costs. The Company has not experienced any material impact from these factors to date.

     Currently, the Company's fastener operation is working at near full capacity to meet strong demand. Overtime and higher than planned outside supplemental screw machine support have impacted negatively the costs of the Company's fastener operation recently. The Company has invested approximately $21 million in aggregate capital expenditures over the past two years to increase production capacity. The Company's objective is to reduce current overtime levels and delivery lead times and enhance its ability to respond to new growth opportunities. The Company typically experiences a period of six to nine months between the purchase of equipment and its full inclusion into the manufacturing process because of equipment manufacturers' lead times. The Company's capital expenditure program is expected to affect negatively the Company's margins in 1996 and part of 1997. However, by mid-year 1997 the Company's production capacity is expected to increase by 27% over its 1995 production capacity.

     In the past, the Company has experienced a surge in order volume during the first two months of the calendar year as distributors build inventory to meet customer demand. In addition, the first quarter of the year is often negatively impacted by relatively higher payroll costs which precede the effect of price increases. The Company's profits in the fourth quarter are typically negatively affected by holiday-related labor inefficiencies. Contracts with major customers are generally negotiated on an annual basis and as a result there is no guarantee that the Company's product pricing will support historical profit margins. As a result, the Company targets 5% annual gains in productivity and also targets, at a minimum, a 15% return on equity. In 1994 and 1995, the Company achieved a return on equity of 16.9% and 19.4%, respectively.

  Results of Operations

     The following table sets forth for the periods indicated net sales by segment, domestic and foreign sales and their percentage of total net sales, gross margin by segment and as a percentage of segment sales and other data derived from the Company's consolidated statements of income. There can be no assurance that the trends in operating results will continue in the future.

                                                                                                     THREE MONTHS
                                              YEAR ENDED DECEMBER 31,                               ENDED MARCH 31,
                          ----------------------------------------------------------------  -------------------------------
                                  1993                  1994                  1995                  1995            1996
                          --------------------  --------------------  --------------------  --------------------  ---------
                           AMOUNT        %       AMOUNT        %       AMOUNT        %       AMOUNT        %       AMOUNT
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
NET SALES:
  Fasteners.............  $  77,192       76.7% $  96,067       79.1% $ 113,323       80.2% $  28,302       80.2% $  31,475
  Motors................     23,473       23.3     25,403       20.9     27,945       19.8      6,977       19.8      7,554
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total...............  $ 100,665      100.0% $ 121,470      100.0% $ 141,268      100.0% $  35,299      100.0% $  39,029
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Domestic..............  $  80,106       79.6% $  93,979       77.4% $ 105,831       74.9%    25,705       72.8%    29,262
  Foreign...............     20,559       20.4     27,491       22.6     35,437       25.1      9,594       27.2      9,767
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total...............  $ 100,665      100.0% $ 121,470      100.0% $ 141,268      100.0% $  35,299      100.0% $  39.029
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
GROSS MARGIN:
  Fasteners.............  $  23,350       30.3% $  31,427       32.7% $  37,258       32.9% $   8,818       31.2% $   9,553
  Motors................      6,336       27.0      6,914       27.2      7,820       28.0      1,851       26.5      1,999
TOTAL COMPANY:
  Gross profit..........  $  29,686       29.5% $  38,342       31.6% $  45,078       31.9% $  10,669       30.2% $  11,552
  Selling, general and
    administrative
    expenses ('SG&A')...     18,596       18.5     21,842       18.0     24,056       17.0      6,016       18.2      7,113
  Operating profit......     11,090       11.0     16,500       13.6     21,022       14.9      4,652       13.2      4,438
  Net income............      7,352        7.3     10,441        8.6     13,798        9.8      3,023        8.6      2,869


                              %
                          ---------

NET SALES:
  Fasteners.............       80.6%
  Motors................       19.4
                          ---------
    Total...............      100.0%
                          ---------
                          ---------
  Domestic..............       75.0%
  Foreign...............       25.0
                          ---------
    Total...............      100.0%
                          ---------
                          ---------
GROSS MARGIN:
  Fasteners.............       29.6%
  Motors................       26.5
TOTAL COMPANY:
  Gross profit..........       29.6%
  Selling, general and
    administrative
    expenses ('SG&A')...       17.0
  Operating profit......       11.2
  Net income............       7.30



  Three Months ended March 31, 1996 compared to Three Months ended March 31,
  1995

     Consolidated net sales for the quarter ended March 31, 1996 were $39.0 million, versus $35.3 million for the three months ended March 31, 1995, a 10.5% increase. Sales to customers outside the United States for the three months ended March 31, 1996 were $9.8 million, versus $9.6 million for the three months ended March 31, 1995, a 2.1% increase.

     Net sales of the fastener operation for the three months ended March 31, 1996 were $31.5 million, versus $28.3 million for the three months ended March 31, 1995, an 11.3% increase. The number of fastener units shipped within North America increased 19.6% from the first three months of 1995 to the first three months of 1996, and represented 70.9% of total fasteners shipped in the first three months of 1996. The number of fastener units shipped to Europe increased approximately 22.3% from the first three months of 1995 to the first three months of 1996, while the number of fastener units shipped to the Asia-Pacific region decreased 18.9% from the first three months of 1995 to the first three months of 1996. The continued strong demand for personal computers as well as other electronic equipment, which accounted for 84.0% of fastener sales in the first three months of 1995 and 1996, were the main cause of the increased shipment volume in North America and Europe. However, this increase was offset by the decline in the Asia-Pacific region which was caused by high retail personal computer inventory levels resulting from a sales surge after the release of 'Windows 95'. Unsold computer and peripherals inventory at the end of 1995 resulted in a slowdown in personal computer orders which negatively impacted fastener sales in the first three months of 1996. Average selling prices for fasteners shipped in the first three months of 1996 decreased 5.3% compared to the first three months of 1995 because of a change in product mix.

     Net sales of the motor operation for the first three months of 1996 were $7.6 million, versus $7.0 million for the first three months of 1995, an 8.6% increase. The number of motors sold increased 12.7% from the first three months of 1995 to the first three months of 1996, while the average selling price declined 3.6% from the first three months of 1995 as a result of a change in product mix toward lower margin motors.

     Consolidated gross margins for the first three months of 1996 was $11.6 million, versus $10.7 million for the first three months of 1995, an 8.3% increase. Fastener gross margins increased 8.3% from the first three months of 1995 to the first three months of 1996 as a result of the increased number of units sold without a proportionate increase in cost. As a percentage of sales, however, fastener gross margins decreased from 31.1% in the first three months of 1995 to 30.3% in the first three months of 1996 because costs increases incurred for raw material, outside screw machine services, and tooling were not offset by price increases, production efficiencies, and cost containment. The Company's price increase announced on January 1, 1996, which became effective April 1, 1996, will partially offset these cost increases for the remainder of 1996. Motor gross margins increased approximately 8.0% from the first three months of 1995 to the first three months of 1996 and remained constant at 26.5% of sales for both periods.

     SG&A expenses for the first three months of 1996 were $7.1 million, versus $6.0 million for the first three months of 1995, an 18.2% increase. SG&A expenses, as a percentage of sales, increased from 17.0% in the first three months of 1995 to 18.2% in the first three months of 1996. Additional SG&A staff, wage increases for current staff, and the establishment of a Singapore distribution center all contributed to the increased SG&A expense.

     Consolidated net income for the first three months of 1996 was $2.9 million, versus $3.0 million for the first three months of 1995, a 3.3% decrease. Other income decreased 61.1% as a result of decreased investment income. This decrease as well as the increased cost of sales and SG&A expenses were partially offset by a Pennsylvania income tax rate reduction that lowered the Company's overall effective tax rate from 39.5% in 1995 to 37.3% in 1996.

  Year ended December 31, 1995 compared to Year ended December 31, 1994

     Consolidated net sales for 1995 were $141.3 million, versus $121.5 million for 1994, a 16.3% increase. Sales to customers outside the United States for 1995 were $35.4 million, versus $27.5 million for 1994, a 28.9% increase.

     Net sales of the fastener operation for 1995 were $113.3 million, versus $96.1 million for 1994, a 17.9% increase. The number of fasteners sold increased 17.7% from 1994 to 1995. The number of fastener units shipped within North America increased 12.2% from 1994 to 1995, and represented 72.1% of total fasteners shipped in 1995. The number of fastener units shipped to Europe and the Asia-Pacific region increased 37.2% and 26.4%, respectively, from 1994 to 1995, and represented 21.9% and 6.0%, respectively, of total fastener units shipped in 1995. The continued strong demand for personal computers as well as other electronic equipment, which accounted for 90.0% of fastener sales in 1994 and 1995, has been the main cause of the increased shipment volume. Average selling prices for fasteners shipped in 1995 increased less than 1% from 1994 to 1995 as a result of selective price increases effective in the second quarter of 1995.

     Net sales of the motor operation for 1995 were $27.9 million, versus $25.4 million for 1994, a 10.0% increase. The number of motors sold increased 1.0% from 1994 to 1995, while the average selling price increased 8.9% due to a shift in product mix toward higher-priced brushless motors and motors with additional features and options. During 1995, brushless motor sales, which carry higher margins, comprised 21.7% of total motor sales compared to 16.8% in 1994.

     Consolidated gross margins for 1995 were $45.1 million, versus $38.3 million for 1994, a 17.8% increase. Fastener gross margins increased 18.6% from 1994 to 1995 as a result of the increased number of units sold without a proportionate increase in cost. As a result of the continuing increase in demand for the Company's fasteners, manufacturing operations were nearly at full capacity, allowing the Company to realize economies of scale with regard to its fixed expenses. In addition, increases in raw material costs were offset by cost reductions within the manufacturing departments.

     SG&A for 1995 was $24.1 million, versus $21.8 million for 1994, a 10.1% increase. However, as a percentage of sales, SG&A improved from 18.0% in 1994 to 17.0% in 1995. Selling expenses, as a percentage of sales, declined because sales on which the Company does not pay commissions increased in 1995 compared to 1994. The Company's sales to Europe and to the Pacific Rim are made through subsidiaries and distributors and consequently carry no commission-related expenses. These sales increased approximately 29% in 1995 compared to 1994. In addition, the increase in the Company's general and administrative expenses was less than the increase in the Company's sales.

     Consolidated net income for 1995 was $13.8 million, versus $10.4 million for 1994, a 32.7% increase. Increased investment income and favorable exchange rates in 1995 contributed $.5 million to other income in 1995. The Company's effective tax rate decreased from 39.0% in 1994 to 37.6% in 1995. This reduction was caused primarily by a Pennsylvania state income tax rate reduction that was retroactive to the beginning of 1995. These factors, combined with the operating efficiencies associated with increased capacity utilization, and the increased sales volume, all contributed to the increase in net income in 1995.

  Year ended December 31, 1994 compared to Year ended December 31, 1993

     Consolidated net sales for 1994 were $121.5 million, versus $100.7 million for 1993, a 20.7% increase. Sales to customers outside the United States were $27.5 million for 1994, versus $20.6 million for 1993, a 33.7% increase.

     Net sales of the fastener operation for 1994 were $96.1 million, versus $77.2 million for 1993, a 24.5% increase. The number of fasteners sold increased 22.3% from 1993 to 1994. The number of fastener units shipped within North America increased 17.7% from 1993 to 1994, while the number of fastener units shipped to Europe and the Asia-Pacific region increased 37.5% and 43.5%, respectively, from 1993 to 1994. This volume increase resulted from the continuing demand for telecommunications and data communications equipment and personal computers. The remainder of the fastener revenue increase was due to an effective selling price increase of approximately 3% implemented during the second quarter of 1994.

     Net sales of the motor operation for 1994 were $25.4 million, versus $23.5 million for 1993, an 8.2% increase. The number of motors sold increased 1.4% from 1993 to 1994, while the average selling price increased 6.8% from 1993 to 1994 due to a shift in product mix towards higher-priced brushless motors. Domestic motor sales increased 12.1% from 1993 to 1994, while foreign sales decreased 17.5% due to a product phase-out by an overseas customer. During 1994, brushless motor sales, which carry higher margins, comprised 16.8% of total motor net sales compared to 14.3% in 1993.

     Consolidated gross margins for 1994 were $38.3 million, versus $29.7 million for 1993, a 29.3% increase. Fastener gross margins increased 34.6% from 1993 to 1994 as a result of the increased number of units sold without a proportionate increase in costs. As a result of the continuing increase in demand for the Company's fasteners, manufacturing operations were nearly at full capacity, allowing the Company to realize economies of scale with regard to its fixed expenses. In addition, increases in raw material costs were offset by cost reductions within the manufacturing departments.

     SG&A for 1994 was $21.8 million, versus $18.6 million for 1993, a 17.5% increase. However, as a percentage of sales, SG&A declined from 18.5% in 1993 to 18.0% in 1994 as sales volume increases more than offset the labor and benefit increases included in SG&A. Cost of products sold, as a percentage of sales, also decreased from 70.5% in 1993 to 68.4% in 1994 due to economies of scale resulting from increased production volume, better factory utilization, and continued emphasis on cost containment.

     Consolidated net income for 1994 was $10.4 million, versus $7.4 million for 1993, a 40.5% increase. Adoption of Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' resulted in an increase in net income of $.4 million in 1993. Other income totaled $.6 million in 1994, an increase of 62.2% over 1993. This increase was primarily caused by favorable currency exchange rates as well as an increase in investment income.

  Liquidity and Capital Resources

     The Company's liquidity needs are primarily for capital expenditures and working capital. Cash flow from operations continues to be the primary source of financing for the Company's growth. The Company generated cash from operations of $14.7 million in 1995 compared to $12.3 million in 1994 and $9.0 million in 1993. Working capital decreased in 1995 to $38.9 million from $41.6 million in

1994 primarily due to the increase in notes and accounts payable needed to finance capital expenditures and raw material inventory. Working capital increased to $41.6 million in 1994 from $35.0 million in 1993 primarily due to increased receivables resulting from increased sales volume.

     The Company annually invests in capital assets primarily to increase production capacity and efficiency. In 1995, the Company spent $17.2 million for capital expenditures in response to the continuing demand for the Company's products. These expenditures included construction of a 43,000 square foot addition to the Company's Danboro facility, which is expected to be completed in June 1996. Capital expenditures in 1994 and 1993 were $3.8 million and $8.4 million, respectively. In addition to the working capital described above, the Company had available unused short-term lines of credit totaling $36.0 million as of December 31, 1995. The Company expects to utilize a portion of these credit lines, together with a portion of the proceeds of the Offering, to supplement cash flow from operations to finance capital expenditures of approximately $25 million in 1996, including a new 120,000 square foot facility to replace the Company's 58,000 square foot facility in Winston-Salem, North Carolina. The Company's five-year plan includes $100 million in capital expenditures to increase capacity to 3.0 billion fasteners annually during this period. The Company expects to use internally generated earnings and external financing to fund these expenditures.

     The Company's total dividends paid increased 31.1% from $2.6 million in 1994 to $3.4 million in 1995 after having increased 32.6% from $2.0 million in 1993 to $2.6 million in 1994. On April 17, 1996, the Company declared a quarterly cash dividend of $.10 per share, on total shares outstanding after the Stock Dividend, payable on July 9, 1996, to stockholders of record on June 14, 1996.

                                    BUSINESS

THE COMPANY

     The Company is the world's leading manufacturer of self-clinching fasteners used by the computer, datacommunications, telecommunications, general electronics, automotive, and avionics industries. PEM self-clinching fasteners, which accounted for 80% of the Company's sales in 1995, were first developed by the Company's founder in 1943. Self-clinching fasteners become an integral part of the material in which they are installed and provide a reliable means of attaching components to sheet metal or plastic. Typical applications for the Company's fastener products include personal computers, computer cabinetry, power supplies, instrumentation, telecommunications equipment, and certain automobile parts, such as air bags and windshield wipers. The Company's Pittman division manufactures high performance permanent magnet dc motors used in electronics, medical, and manufacturing applications.

     The Company's fasteners are primarily used by sheet metal fabricators which utilize the Company's fasteners to produce subassemblies for OEMs. The Company's customers seek fastener solutions which provide lower total installed cost and are highly reliable, thereby lowering production and service costs. The Company's engineers and independent distributors continually work in close collaboration with OEMs and their subcontractors to determine appropriate fastener applications, which often results in OEMs specifying the Company's fasteners. Self-clinching fasteners generally compete against loose hardware, such as nuts and bolts. The Company's fasteners typically sell at a premium to loose hardware. However, the Company's fasteners generally result in lower overall manufacturing costs.

     The Company also manufactures and sells manual and automated presses for fastener installation under the PEMSERTER trademark. The rapid and accurate installation provided by PEMSERTER presses, together with the Company's broad range of fastener products, provides the Company's customers with a complete fastening system.

     The Company's Pittman division produces high-quality, high-performance, permanent magnet motors used in light-weight precision applications such as chart drives, tape drives, computer-aided drafting, robotics, mass information data storage, and medical equipment. Pittman's broad range of products can be economically adapted to the specific requirements of individual customers.

     The Company has built a strong track record of growth and profitability. From 1991 to 1995, sales have doubled and operating profits have increased from $5.7 million to $21.0 million. The Company believes its success has been primarily driven by the following strengths:

     Strong Market Share. The Company has significantly increased its market share over the past five years and estimates that it holds approximately 50% of the worldwide market for self-clinching fasteners. The Company believes its domestic market share is approximately 70%. In Europe and in Asia, the Company's market share for self-clinching fasteners is approximately 38% and 14%, respectively. The Company believes it has an advantage over its competitors based on its: (i) significant manufacturing capacity, (ii) quality raw material sourcing, (iii) high standards of internal manufacturing controls, (iv) inventories maintained in Company warehouses in North America, Europe, and Asia, and (v) comprehensive product line.

     Long-standing Customer Relationships. The Company's strong relationships with a diverse base of customers continually allows for the identification of new business opportunities. The Company has been a long-term supplier of fasteners to many of its customers. For example, the Company has supplied IBM, Hewlett-Packard, Pitney-Bowes, and Xerox for an average of 25 years. The Company believes that it has earned its position with such customers by virtue of its design engineering capabilities, timely delivery, excellent quality, and customer service.

     Well-Positioned in Rapidly Growing Computer/Electronics Markets. The Company's fasteners are on the preferred vendor list of Compaq and other OEMs which comprise approximately 33% of the worldwide personal computer market. The Company's fasteners are used by many of the world's largest electronics and telecommunication OEMs, including Alcatel, AMP, AT&T, Ericsson, Philips, and Siemens. As a result, the Company expects to increase sales as these markets continue to grow domestically and internationally.

     Broad Product Application Across a Diverse Group of Industries. The Company believes it benefits from the diversity of applications for its self-clinching fasteners across a broad range of industries. The Company shipped fasteners to over 12,000 customers in 1995 and no single market segment accounted for more than 15% of the Company's total sales in 1995.

     Recognized Leader in Fastening Solutions. The Company believes its commitment to working with OEMs early in the design process places it at the forefront in providing fastening solutions. The Company's success and reputation for consistently developing such solutions often results in customers specifying PEM fasteners for their products.

     Successful Management Team. The Company believes an important element of its success is its highly experience senior management team. Kenneth A. Swanstrom, the Company's Chief Executive Officer, has been with the Company since 1960. The Company's Chief Financial Officer has been with the Company for nearly 20 years. Since 1990, the Company has added management with significant industry experience in key marketing, manufacturing and engineering positions.

BUSINESS STRATEGY

     The Company believes that the current worldwide market for self-clinching fasteners is approximately $230 million. The Company estimates that the current total market for all forms of fasteners which potentially could be replaced by PEM fasteners is approximately $600 million. The Company believes it is well positioned to achieve continued growth and intends to build upon its success by relying on a strategy which emphasizes the following key elements: (i) focus on new customer applications and product development, (ii) expand production capacity, (iii) continue to improve productivity, (iv) implement cost reduction initiatives, and (v) increase sales to foreign markets.

     Focus on New Applications and Product Development. The Company is committed to growing with its customers both domestically and abroad. By working with OEMs early in the design process, the Company's fasteners are often selected for use when new products or new markets are addressed. The Company believes considerable opportunities are available in Europe and in Asia given the growth of the computer and electronics markets in these regions. With over 3,000 readily available proprietary catalog products, the Company is well positioned to meet the needs of its customers. In addition, the Company engages in the continuous development of new products and product extensions.

     Expand Production Capacity. From 1991 to 1995, demand for the Company's fasteners has increased more rapidly than the Company's capacity. In spite of restricted capacity, fastener units shipped have more than doubled over this period from 896 million to 1.8 billion annually. In 1995, the Company spent $17.2 million for capital expenditures in response to the continuing demand for the Company's products. These expenditures included construction of a 43,000 square foot addition to the Company's Danboro facility, which is expected to be completed in June 1996. The Company intends to utilize a portion of its credit lines and of the proceeds of this Offering to supplement cash flow from operations to finance capital expenditures of approximately $25 million in 1996 including a new 120,000 square foot facility to replace the Company's 58,000 square foot facility in Winston-Salem, North Carolina. These capital expenditures are expected to increase fastener production capacity by approximately 27%, allowing the Company to ship 2.3 billion fastener units annually by early 1997. The Company's five-year plan includes $100 million in capital expenditures to increase capacity to 3.0 billion fasteners annually by 2000.

     Continue to Improve Productivity. To increase efficient utilization of its manufacturing facilities, the Company implements programs which include cell manufacturing and focused work centers, demand flow production, new tooling, and implementation of new heat treating methods and washing procedures. The Company targets 5% annual increases in productivity. The Company will continue to attract and retain highly-qualified employees by providing an environment which promotes creativity.

     Implement Cost Reduction Initiatives. Gross margins have increased from 28.0% in 1991 to 31.9% in 1995 despite a doubling of sales during this period. In addition, the Company has improved operating margins from 8.1% in 1991 14.9% in 1995 by controlling SG&A expenses. The Company intends to continue to reduce costs through initiative which monitor raw material sourcing, encourage manufacturing innovations, and preserve a stable and productive work force.

     Increase Sales to Foreign Markets. Since 1991, the Company's foreign sales have increased approximately 119% from $16.2 million to $35.4 million in 1995 and currently represent 25.1% of total sales. The Company has recently acquired its previously independent distributor in Singapore which affords the Company a hub from which to enhance service to customers in the Pacific Rim. The Company is also establishing an applications engineering center at its facility in Doncaster, England.

PEM FASTENER PRODUCTS

  Products and Markets

     The Company's fastener products include self-clinching studs, nuts, standoffs, panel fasteners, inserts, and other specialty fastener and insert products. The Company believes that it has an advantage over other manufacturers of self-clinching fasteners based on the reputation it enjoys for its large manufacturing capacity, the quality of its raw material sourcing, the high standards of the Company's internal manufacturing controls, the inventories maintained at the Company's three warehouse facilities, and the breadth of the Company's product line. The Company is continuously pursuing the creation of new markets for its products by developing new applications, products, and product extensions for the industries the Company serves. However, by providing a general methodology for the assembly of products using sheet metal or plastic, the Company's fastener business is not dependent upon the continued existence of any particular product application and is highly adaptable to technological changes.

     The Company believes that one of its primary strengths is the use of its fasteners throughout an extremely diverse group of products and across a wide range of industries. Although the computer industry is the largest single market sector which uses the Company's fasteners, computer manufacturers accounted for less than 15% of the Company's total fastener shipments in 1995. The Company shipped fasteners to over 12,000 customers in 1995, and no single end-user of the Company's products accounted for more than 10% of the Company's total sales.

  Product Segments

     The table below highlights some of the major markets and products which use the Company's fasteners.

ELECTRONICS MARKETS (88%)                         AUTOMOTIVE MARKETS (5%)         OTHER MARKETS (7%)
- --------------------------                        -----------------------         ------------------
Personal computers                                Air bags                        Test equipment
Computer peripherals                              Wiper blades                    Garage door openers
Telecommunications equipment                      Engine brackets                 Vending machines
Datacommunications equipment                      Muffler hangers                 Gas meters
TV set-top boxes                                  Bumper fasteners                Snowmobiles
ATM machines                                      After-market trim               Gaming machines

  Electronics

     The Company's marketing and engineering efforts are closely aligned with one another. As a result, the Company is able to identify potential new applications and markets for fasteners on a continuous basis and provide innovative solutions to a wide variety of customers' fastening problems. This approach has led the Company to focus on many of the rapidly growing companies within the computer, electronics, and telecommunications industries. Fleck Research Institute estimates that the computer, telecommunications, and datacommunications sectors will grow annually by 8.3%, 5.8%, and 15.2%, respectively, through the year 2000. The Company tracks computer chip shipments, a barometer for growth of the electronics industry, which have increased by 30% to 40% annually over the last five years and are expected to grow at a rate of 20% annually through 2000. Continued strong demand for telecommunications and information technology worldwide and specifically for emerging market countries should fuel growth of these sectors well into the next century.

     Use of the Company's fasteners has also increased in telecommunications equipment applications, including telephone switching equipment, cellular transmission equipment, and base equipment. The increasing need for high quality fasteners in datacommunications equipment, such as net servers and data storage equipment, has also expanded the markets for the Company's products.

     The electronics markets have historically accounted for a significant portion of the Company's fastener sales. Self-clinching fasteners provide a strong and reliable means of attachment of components in materials, such as sheet metal or plastic, that are too thin to support load-bearing threads. Once a fastener has been installed in such sheet material, an ordinary bolt or machine screw can be inserted into the threaded cavity of the fastener, thereby permitting the attachment to the sheet material of an item which would otherwise have to be permanently riveted or welded to the sheet. Computer and electronics manufacturers have increasingly shifted to the Company's self-clinching fasteners to provide an improved product at a lower overall manufacturing cost. The Company's fasteners, primarily because of an extremely low parts per million defect rate, are currently on the preferred or designated supplier list for Compaq and other OEMs which currently comprise 33% of the worldwide personal computer market. Such designation provides significant opportunities for the Company while it increases capacity domestically and distribution on a global scale.

     The Company has established its position within the computer and electronics markets by successfully identifying and meeting the needs of the fastest growing OEMs. The Company believes its ability to provide effective fastener solutions in a variety of electronics applications differentiates it from many of its competitors. Since 1991, the Company has met the high volume demand for self-clinching fasteners of Compaq, one of the world's largest computer manufacturers, and has increased shipments to Compaq's subcontractors from approximately six million units in 1991 to approximately 100 million units in 1995.

     The Company believes its designation as a lowest cost supplier by AMP, a major international electronics manufacturer, positions the Company to benefit from continued demand for existing products, and affords a significant advantage for new product introductions by that manufacturer. Internationally, the Company has benefited also from increasing its distribution capacity to serve growing demand from its bases in England and Singapore.

     In addition to gaining new business through its preferred supplier status with certain customers, the Company constantly strives to provide manufacturers with fastener solutions for both new products and new applications and with replacements to less effective fastening systems, such as loose hardware, in existing products. Below is a list of recent new applications for the Company's fasteners and the advantages provided thereby.

              PRODUCT                                         PENN ENGINEERING ADVANTAGE
- ------------------------------------  ---------------------------------------------------------------------------

Supercomputers                        The Company's double sided pin replaces two more costly pins that require hand attachment

Home computers                        Larger body size of the Company's fastener resolves critical grounding issues

Connector housing for high speed      The Company's fastener replaces four pieces of loose hardware data exchange equipment

Global positioning systems            The Company's fasteners meet stringent durability tests and replace loose hardware

Cover plate for compact cellular      The Company's stud eliminates costs and steps involved with tapping and
  transmitter combiner                  soldering, and provides more consistent torque-out and push-out values

Printed circuit boards for mobile     The Company's fastener eliminates loose hardware, speeds assembly, and
  telephone terminals                   allows quicker access to boards for field service

  Automotive

     The Company has a long history of supplying major automotive OEM and aftermarket suppliers, and sales to the automotive industry constituted approximately 5% of the Company's sales in 1995. The Company has built its position in the automotive industry by supplying customers' needs for highly-engineered fastening solutions. The Company's fasteners are used in the manufacture of windshield wiper systems, exterior and interior trim systems such as door handles, instrument panels, and bumpers, and automotive electronic systems for sunroofs, global positioning systems, and vehicle security systems. In 1994, the Company was designated as a Tier I automotive supplier.

     The Company's engineers work in close collaboration with automotive suppliers to identify trends and future opportunities. For example, the Company's fasteners were among the first used in airbags in 1980. Today, the Company's fasteners are used by the five suppliers which hold over 90% of the worldwide automotive airbag market. The Company has been able to consistently meet the stringent quality, delivery, and service requirements of the world's leading automotive airbag suppliers. Accordingly, the Company expects to continue to benefit from increasing airbag demand as regulatory and consumer pressures make multiple airbags standard for most vehicles.

  Competitive Advantages

     The Company's application engineers work in collaboration with OEMs to develop innovative solutions to fastening needs, which often results in the OEM including the Company's fasteners in production specifications. The Company's engineering representatives and its independent distributors work with subassembly fabricators and OEMs to develop fastening solutions which will reduce overall manufacturing costs.

     The Company's fastener products compete on the basis of product quality, breadth of product line and reliability of delivery, and to a lesser extent, on price. Just-in-time manufacturing and designed-for-assembly or designed-for-manufacturing methodologies adopted by many electronics manufacturers place increased demands on subcontractors' and assemblers' to produce high volumes of products within short lead times. The Company believes that its large manufacturing capacity, quality raw materials sourcing, broad product line, and maintenance of inventories in Pennsylvania, England, and Singapore provide a competitive advantage. The Company's products typically sell at a premium compared to loose hardware; however, the speed and cost of installation and low rejection rate usually result in lower overall assembly costs. The Company maintains a catalog of more than 3,000 readily available proprietary fastener products.

  Future Growth Opportunities

     The Company believes that the current worldwide market for self-clinching fasteners is approximately $230 million. If all other forms of fasteners are included that could potentially be replaced with PEM brand self-clinching fasteners, the Company estimates a current total market of approximately $600 million. For example, self-clinching fasteners are finding increasing applications as replacements for weld nuts and weld studs that have historically been used in large volumes in the appliance and automotive industries due in part to the increased use of electronic components in automobiles and appliances.

     The Company originated the market for self-clinching fasteners and believes it manufactures more self-clinching fasteners than any other company. The Company further believes that it offers a broader range of self-clinching, broaching, and insert fasteners than any of its competitors. Both the Company's fastener and motor divisions were awarded IS0-9001 certification in 1995. This recognition of the Company's compliance and adherence to international quality standards also provides the Company with a competitive advantage.

     Sales of fasteners to customers in the United States and Canada accounted for 72% of total fastener sales in 1995. Export shipments in terms of units increased from 19.5% of total fastener shipments in 1991 to 28% of total fastener shipments in 1995. The Company's sales of fasteners to customers in Europe, where the Company has maintained a presence for over 25 years, have increased 294% since 1991. The Company owns and maintains warehouse facilities in England and Singapore to ensure that adequate supplies of the Company's products are available to its customers. In addition to the inventory of fasteners located in those facilities, the Company's Danboro facility maintains significant supplies of inventory for its domestic distributors that can also be used for export sales. While the design and process engineering activities have historically been concentrated in the United States, the Company has experienced a shift toward increased design activities overseas. To address this change and to strategically position itself in these growing markets, the Company is developing an applications engineering center at its facility in England to serve the European markets and plans to establish a similar center in Singapore to serve the Pacific Rim markets.

  Manufacturing

     All fastener products produced by the Company are fabricated from metal bar stock of various shapes and sizes, and coiled (wire) stock of various diameters. The materials used include brass, low carbon steels, free machining steels, aluminum, and various stainless steel alloys. The Company purchases approximately 70% of its fastener raw material from domestic sources.

     The fastener manufacturing process involves machining, including single and multiple-spindle screw machines, multi-station cold forming machines, and cold heading equipment to produce both internally and externally threaded fasteners. Secondary equipment (such as thread rolling, tapping, and assembly) and other finishing processes are involved in producing the completed fastener. Heat treating is required on approximately 50% of the Company's fastener products to produce a hardness greater than the sheet in which the part is installed, and approximately 60% of the Company's products also require some type of plating, primarily zinc, for surface protection. The Company performs substantially all of its heat treating requirements, but all of its plating requirements are provided by subcontractors.

     The Company has an advantage over its competitors due to its raw material purchasing power, its substantial capital expenditure program, its extensive installed machine base, and its over 50 years of manufacturing experience. The Company designs and manufactures much of its own production tooling because equivalent tools are not available in the marketplace. All manufacturing equipment purchased by the Company is first analyzed in depth to evaluate its potential for increased speed, improved quality, compatibility with existing tooling and product flow, and operator friendliness. Typically, an equipment purchase is expected to produce a full return on investment within two years. Recently purchased equipment has production capabilities which exceed that of most existing equipment by over 55%.

     The Company has realized a decrease in the cost of fastener products sold as a percentage of sales from 72.1% in 1991 to 68.1% in 1995. This improvement has resulted from economies of scale due to increased production volume, more efficient factory utilization, and process improvements such as cell manufacturing and focused work centers.

     The Company's fastener production capacity increased by approximately 24% during 1995 through the expansion of facilities, addition of equipment, and refinements in production processes. The Company is currently involved in efforts to expand its fastener production capacity which the Company anticipates will increase such capacity by approximately 27% by early 1997. Several other projects are underway to improve labor-intensive operations such as labor reporting, inventory control, production reporting, job tracking, and raw material management. The Company's continuing objective is to increase efficient utilization of its human resources as well as its physical resources. The Company targets annual productivity increases of 5%.

PITTMAN DIVISION MOTOR PRODUCTS

  Products and Markets

     The Company's Pittman division develops, manufactures, and sells permanent magnet, direct current motors including LO-COG(Registered) brush-commutated 'servo' motors, which provide precise control of speed and torque, and ELCOM brushless servo motors, which feature slotless stator construction and dramatically increased life span due to the elimination of brush commutation and its associated dust, mechanical noise, and electrical noise problems. Pittman's application engineers and technical sales representatives work closely with its over 4,000 active customers to develop the exact motor configuration to meet the customers' needs. Pittman was among the first motor manufacturers to develop motor components which could be used in assembling a multitude of motor products. By combining shaft lengths, motor housing lengths, winding characteristics, brush chemistry, lubricant chemistry, gear combinations, and other customized features, thousands of motor combinations are readily available to solve a particular customer's needs.

     Founded in 1934, Pittman rapidly gained recognition as one of the preeminent motor manufacturers in the hobby field. After its acquisition by the Company in 1970 and an infusion of new capital, Pittman began to expand its product line substantially to address office automation and instrumentation.

     The total electric motor market in North America in 1995 had revenues in excess of $8.7 billion with over 758 million units shipped by over 100 manufacturers. Pittman currently competes in a segment of this market which is comprised of approximately 20 motor manufacturers in the factory automation, office automation, and instrumentation markets. These markets, which currently have approximately $330 million in revenues and shipments of approximately 4.9 million units, are expected to grow to $460 million in revenues, and shipments of 7.0 million units by the year 2000.

  Product Segments

     The following table sets forth some of the applications that use Pittman motors.

FACTORY AUTOMATION (50%)                   OFFICE AUTOMATION (45%)             INSTRUMENTATION (5%)
- ------------------------                   -----------------------             --------------------
Robotics                                   Tape drives                         Centrifuges
X-Y tables                                 Archival storage equipment          Lab micropositioners
Material handling equipment                Printers                            Analog recorders
Packaging equipment                        Copiers                             Medical diagnositcs
Process control equipment                  ATM machines                        Blood analyzers

     Customers range from multi-national computer companies to semiconductor processing equipment manufacturers. While Pittman's top 25 customers represent approximately 50% of its sales, no single customer accounts for more than 10% of sales. The Company believes that Pittman's long history of quality products and engineering expertise will enable it to compete effectively and to expand its market share and markets.

     Pittman's brush-commutated motors are often found in office automation applications and have an average price of $40. Pittman's brushless motors are favored where a significantly increased life span is required, such as semiconductor manufacturer's processing equipment and medical equipment, and have an average price of $210. Pittman has in excess of 6,000 documented design permutations of the seven modular product families.

     The following table presents the amount and percentage of total Pittman sales of brush-commutated and brushless motors for 1993 through 1995.

                                                                           YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------------------------------
                                                         1993                        1994                        1995
                                              --------------------------  --------------------------  --------------------------
                                               NET SALES    % OF SALES     NET SALES    % OF SALES     NET SALES    % OF SALES
                                              -----------  -------------  -----------  -------------  -----------  -------------
                                                                                (IN THOUSANDS)
Brush-commutated............................   $  18,087          82.5     $  20,923          83.1     $  21,671          78.2
Brushless...................................       3,839          17.5         4,254          16.9         6,055          21.8
                                              -----------       ------    -----------       ------    -----------       ------
                                               $  21,926         100.0     $  25,177         100.0     $  27,726         100.0
                                              -----------       ------    -----------       ------    -----------       ------
                                              -----------       ------    -----------       ------    -----------       ------

     In an effort to increase its export sales, Pittman has established a relationship with a Swiss motor manufacturer that conducts all of Pittman's European sales. Technical sales representatives trained by Pittman will seek new applications and customers in Europe. Pittman is currently developing a strategy to expand its presence in the Asia-Pacific market.

  Manufacturing

     All Pittman motors are manufactured to customer order. As a result, finished goods inventories are minimal. The primary manufacturing operation performed at Pittman is the assembly of brush commutated and brushless motors. Pittman maintains basic manufacturing capabilities such as turning, milling, drilling, and tapping operations, but these processes are primarily used to facilitate the modification of sub-level components. There are four main sub-assembly components and seven modular product families involved in the basic brush and brushless products. This manufacturing strategy supports the value-added marketing strategy employed by Pittman over the past six years. The strengths of Pittman's manufacturing operations are a highly dedicated and motivated work force and a flexible, modular manufacturing methodology.

     Pittman utilizes just-in-time and demand-flow manufacturing technology whereby quantities of motors are assembled in lots of one, thus reducing work-in-process and lead times and increasing manufacturing flexibility to customers' changes and quality. As a result of the implementation of these processes beginning in 1990, manufacturing lead time has been reduced from twelve weeks to four weeks. Work-in-process inventory has been reduced by 61% and component inventory has been reduced by approximately 36%. The implementation of these strategies aided the process of Pittman's receipt of ISO 9001 certification. Pittman has focused its manufacturing efforts toward value-added assembly, and currently more than 55% of all products receive at least one value-added assembly operation.

     Pittman has several key productivity and cycle time reduction projects currently in various stages of completion for 1996. The first project will allow the production rate of one of Pittman's key sub-assembly components (magnet and housing) to increase by 50%. The second project utilizes a state-of-the-art custom manufactured computer numerically controlled (CNC) lathe that allows the reduction of final assembly rework by as much as 90% in most cases. The third project is the development of a proprietary process that has the potential to improve the productivity of the final assembly and test operations by up to 25%.

     Pittman has established a goal of reducing its manufacturing lead time to one week by the year 2000. Pittman has committed to achieving continuous cycle time reduction, continuous product improvement, and continuous quality improvement through the utilization of advanced manufacturing strategies and technologies.

SALES AND MARKETING

     Fasteners. The Company's fastener products are sold through a world-wide network of 39 authorized distributors located in 29 countries and the Company's subsidiaries in Singapore and England. Many of the distributors and engineering representative organizations have been affiliated with the Company for more than 20 years. The Company's independent distributors, which maintain their own inventories of the Company's products, may sell other industrial components, but are not allowed to carry fasteners which compete with the Company's products. The Company's return allowances, which are made through the exchange of inventory, have generally averaged less than 1% of sales. Customers receive technical support from the Company's world-wide network of independent engineering representatives. The Company's engineers work in collaboration with individual manufacturers early in the design process to engineer fastening solutions that often result in the specification of PEM fasteners in new products. The Company supplies its customers and distributors through sales warehouses in Doncaster, England and Singapore, in addition to maintaining a significant inventory at its Danboro, Pennsylvania facility.

     Pittman motors. Domestic sales of Pittman motors are handled by technical sales representatives who have the expertise to combine Pittman's motor products with available motion system components and deliver a complete motion control system to the customer. European sales are conducted through an exclusive agreement with a Swiss manufacturer of precision motors that utilize a different technology from and are complementary to Pittman's motors.

EMPLOYEES

     At December 31, 1995, the Company had 1,211 full time employees. Of this total, 1,048 persons were employed in the Company's fastener operations, of whom 11% were salaried and 89% were paid hourly, and 200 persons were engaged in the manufacture of Pittman motor products, of whom 17% were salaried and 83% were paid hourly. None of the Company's personnel are governed by collective bargaining agreements, and the Company has never experienced a strike. The Company believes that its labor rates are comparable to those of its competitors and that the Company's relations with its employees are good.

TRADEMARKS

     The Company owns all of the rights to the principal trademarks used by it in the domestic and international markets in which it operates. The Company's principal trademarks are registered in the U.S. and in many other countries, and the Company considers protection of such trademarks to be important to its business.

PROPERTIES

     As of December 31, 1995, the Company's principal plants and offices, all of which were owned by it, were as follows:

              LOCATION           SIZE OF FACILITY                               USE OF FACILITY
              --------           ----------------                               ---------------
Danboro,                        183,442 square feet                      Executive offices and manufacture of
  Pennsylvania                                                             fasteners

Winston-Salem,                  58,280 square feet                       Manufacture of components for fasteners
  North Carolina

Harleysville,                   54,000 square feet                       Manufacture of electric motors
  Pennsylvania

Suffolk,                        50,000 square feet                       Manufacture of components for fasteners
  Virginia

Doncaster,                      10,500 square feet                       Office and warehouse for the
  South Yorkshire,                                                         distribution of fasteners
  England

     The Company considers all of its plants and equipment to be modern and well maintained. The Company is building a 43,000 square foot addition to its Danboro facility for increased manufacturing capacity and office space. This addition is expected to be completed by June 1996. The Company also has purchased 16.3 acres in Winston-Salem, North Carolina where the Company is building a 120,000 square foot building. Upon the completion of this new facility, which is scheduled for completion in October 1996, the Company intends to sell its existing North Carolina facility.

     The Company carries fire, casualty, business interruption, and public liability insurance for all of its facilities in amounts which are deemed adequate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                NAME                       AGE                                 POSITION
                ----                       ---                                 --------

Kenneth A. Swanstrom.................      56      Chairman of the Board, President, Chief
                                                   Executive Officer and Director

Mark W. Simon........................      57      Vice President - Finance, Corporate Secretary
                                                   and Director

Martin Bidart........................      59      Vice President - Manufacturing

Raymond L. Bievenour.................      53      Vice President - Sales/Marketing

Richard B. Ernest....................      61      Vice President - Quality

Joseph F. Lopes......................      62      Vice President - Engineering

Kent R. Fretz........................      58      Vice President and General Manager - Pittman

Willard S. Boothby, Jr...............      74      Director

Frank S. Hermance....................      47      Director

Lewis W. Hull........................      79      Director

Thomas M. Hyndman, Jr................      71      Director

Maurice D. Oaks......................      62      Director

Daryl L. Swanstrom...................      49      Director

     Kenneth A. Swanstrom has been associated with the Company, which was founded by his parents, since 1960. Mr. Swanstrom has served as Chairman of the Board and Chief Executive Officer since August 1993, as President and Chief Operating Officer since 1979 and as a director since 1970.

     Mark W. Simon has served as Vice President - Finance and Chief Financial Officer since 1981, as a director since 1983, and has been an employee of the Company since 1977.

     Martin Bidart has served as Vice President - Manufacturing since 1990. Prior to 1990, Mr. Bidart was employed by SPS Technologies, Inc. for 32 years holding various positions, including Vice President - Operations.

     Raymond L. Bievenour has served as Vice President - Sales/Marketing since 1990. Prior to 1990, Mr. Bievenour was employed by AMP, Inc. for 18 years holding various positions, including National Field Sales Manager.

     Richard B. Ernest has served as Vice President - Quality since 1993, was Vice President - Engineering from 1970 to 1993, and has been an employee of the Company since 1961.

     Joseph F. Lopes has served as Vice President - Engineering since 1993. Prior to 1993, Mr. Lopes was employed by SPS Technologies, Inc. for 30 years holding various positions, including Manager of Aerospace Operations.

     Kent R. Fretz has served as Vice President and General Manager of the Company's Pittman division since 1991. Prior to 1991, Mr. Fretz held various positions at Pittman, and has been an employee of the Company since 1975.

     Willard S. Boothby, Jr., a director since 1984, served as Chairman and Chief Executive Officer of the investment banking firm of Blyth Eastman Dillon. Upon its merger with PaineWebber Incorporated, the Representative of the Underwriters, Mr. Boothby served as Managing Director until his retirement in 1988. Mr. Boothby serves as a director of Glenmede Fund, and previously served as a director of The Georgia-Pacific Corporation, Burlington Industries, Inc., Getty Oil, The Insurance Company of North America, and Sperry-Rand Corporation.

     Frank S. Hermance, a director since January 1996, is Executive Vice President and Chief Operating Officer of Ametek, Inc., and President of its Precision Instrument Group.

     Lewis W. Hull, a director since 1974, has been Chairman since 1952 of Hull Corporation, a manufacturer of freeze-drying and injection molding equipment. Mr. Hull is also a director of Willow Grove Bank.

     Thomas M. Hyndman, Jr., a director since 1974, has been Of Counsel to Duane, Morris & Heckscher, counsel to the Company, since 1993 and was a senior partner of that firm for many years prior thereto. Mr. Hyndman is also a director of Rochester & Pittsburgh Coal Company.

     Maurice D. Oaks, a director since 1994, was Vice President of Worldwide Operations Planning of Bristol-Myers Squibb from October 1990 until his retirement in October 1992 and, from July 1989 to September 1990, was Executive Vice President of Squibb Pharmaceutical Group, U.S.

     Daryl L. Swanstrom, a director since 1987, is President of Engineered Components/Spyraflo, Inc., a distributor of electronic components and of the Company's fastener products. Mrs. Swanstrom is the widow of Kenneth A. Swanstrom's brother.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of April 17, 1996, as adjusted to reflect the Reclassification and the completion of the Offering, with respect to (i) each person who is known by the Company to own beneficially 5% or more of each class of Capital Stock, and (ii) all executive officers and directors of the Company as a group.

                                                                           NUMBER OF    NUMBER OF     PERCENT
                                      TITLE OF     NUMBER OF               SHARES OF      SHARES        OF
                                      CLASS OF      SHARES      PERCENT     COMMON     BENEFICIALLY    CLASS
NAME OF INDIVIDUAL                    CAPITAL     BENEFICIALLY    OF       STOCK TO    OWNED AFTER     AFTER
OR IDENTITY OF GROUP                   STOCK       OWNED(1)      CLASS      BE SOLD    OFFERING(1)   OFFERING
- ----------------------------------  ------------  -----------  ---------  -----------  ------------  ---------

5% HOLDERS:

Kenneth A. Swanstrom
P.O. Box 1000
Danboro, PA 18916

  Individually(2)                      Common         733,923    14.3%        100,000      633,923      9.2%
                                      Class A         244,641    14.3%             --      244,641     14.3%

  Trust under the Will of              Common         188,926     3.7%         97,500       91,426      1.3%
     Gladys Swanstrom(3)              Class A          62,975     3.7%             --       62,975      3.7%

  Trusts under the Will of             Common         295,416     5.8%         97,500      197,916      2.9%
     Klas A. Swanstrom(3)             Class A          98,472     5.8%             --       98,472      5.8%

Daryl L. Swanstrom
P.O. Box 2249
Peachtree City, GA 30269

  Individually(4)                      Common         547,077    10.2%        350,000      197,077      2.9%
                                      Class A         182,359    10.2%             --      182,359     10.2%

  Trust under Item Fourth              Common         162,720     3.2%        100,000       62,720      *
     of the Will of Lawrence          Class A          54,240     3.2%             --       54,240      3.2%
     W. Swanstrom(5)

  Trust under Item Fifth               Common         416,649     8.1%        200,000      216,649      3.2%
     of the Will of Lawrence          Class A         138,883     8.1%             --      138,883      8.1%
     W. Swanstrom(5)

Thomas M. Hyndman, Jr.(6)
c/o Duane, Morris & Heckscher
4200 One Liberty Place
Philadelphia, PA 19103-7396

  Individually                         Common           1,710     *                --        1,710      *
                                      Class A             570     *                --          570      *

  Trust under the Will of              Common         188,926     3.67%        97,500       91,426      1.3%
     Gladys Swanstrom(3)              Class A          62,975     3.67%            --       62,975      3.7%

  Trusts under the Will of             Common         295,416     5.8%         97,500      197,916      2.9%
     Klas A. Swanstrom(3)             Class A          98,472     5.8%             --       98,472      5.8%

  Trust under Item Fourth              Common         162,720     3.2%        100,000       62,720      *
     of the Will of Lawrence          Class A          54,240     3.2%             --       54,240      3.2%
     W. Swanstrom(5)


                                                                           NUMBER OF    NUMBER OF     PERCENT
                                      TITLE OF     NUMBER OF               SHARES OF      SHARES        OF
                                      CLASS OF      SHARES      PERCENT     COMMON     BENEFICIALLY    CLASS
NAME OF INDIVIDUAL                    CAPITAL     BENEFICIALLY    OF       STOCK TO    OWNED AFTER     AFTER
OR IDENTITY OF GROUP                   STOCK       OWNED(1)      CLASS      BE SOLD    OFFERING(1)   OFFERING
- ----------------------------------  ------------  -----------  ---------  -----------  ------------  ---------

  Trust under Item Fifth               Common         416,649     8.1%        200,000      216,649      3.2%
     of the Will of Lawrence          Class A         138,883     8.1%             --      138,883      8.1%
     W. Swanstrom(5)

  Trust under Deed of                  Common         173,250     3.4%         77,500       95,750      1.4%
     Klas A. Swanstrom                Class A          57,750     3.4%             --       57,750      3.4%
     dated 6/12/73(7)

First Union Corporation                Common         343,366     6.7%        155,000      188,366      2.7%
     of New Jersey(8)                 Class A         114,455     6.7%             --      114,455      6.7%
550 Broad Street
Newark, NJ 07102

Quest Advisory Corp.(9)                Common         524,550     7.6%             --      524,550      7.6%
Quest Management Company              Class A         174,850    10.2%             --      174,850     10.2%
1414 Avenue of the Americas
New York, NY 10019

Lazard Freres & Co.(10)                Common         348,000     5.1%             --      348,000      5.1%
30 Rockefeller Plaza                  Class A         116,000     6.8%             --      116,000      6.8%
New York, NY 10020

Dimensional Fund                       Common         258,900     3.7%             --      258,900      3.7%
  Advisors Inc.(11)                   Class A          86,300     5.1%             --       86,300      5.1%
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401

All Executive Officers and             Common       2,705,760    52.9%      1,100,000    1,605,760     23.4%
  Directors as a group                Class A         901,920    52.9%             --      901,920     52.9%
(13 persons)

- ------------------
* Less than 1%.

(1) Under the rules of the Commission, a person is deemed to be the beneficial owner of securities if such person has, or shares, 'voting power' which includes the power to vote, or to direct the voting of, such securities or 'investment power' which includes the power to dispose, or to direct the disposition, of such securities. Under these rules, more than one person may be deemed the beneficial owner of the same securities. The information set forth in the above table includes all shares of Common Stock and Class A Common Stock of the Company over which the above-named persons individually or together share voting power or investment power adjusted, however, to eliminate the reporting of shares more than once in order not to overstate the beneficial ownership of such persons.

(2) Under the rules of the Commission, the maximum beneficial ownership of the Company's outstanding Capital Stock which Kenneth A. Swanstrom could be deemed to have is 23.8%. Of these shares, Mr. Swanstrom has sole voting and dispositive power with respect to 720,522 shares of Common Stock and 240,174 shares of Class A Common Stock of which totals, 11,301 shares of Common Stock and 3,767 shares of Class A Common Stock are owned by Mr. Swanstrom's wife and 2,100 shares of Common Stock and 700 shares of Class A Common Stock are owned by their daughters. Mr. Swanstrom disclaims beneficial ownership of the shares held by his wife and daughters. Mr. Swanstrom has shared voting and dispositive power with respect to 188,925 shares of Common Stock and 62,975 shares of Class A Common Stock held by the Trust under the Will of Gladys Swanstrom and 295,416 shares of Common Stock and 98,472 shares of Class A Common Stock held by the Trusts under the Will of Klas A. Swanstrom.

(3) The Trustees are Kenneth A. Swanstrom, Thomas M. Hyndman, Jr. and PNC Bank.

(4) Under the rules of the Commission, the maximum beneficial ownership of the Company's outstanding Capital Stock which Daryl L. Swanstrom could be deemed to have is 22.0%. Of this total, Mrs. Swanstrom has sole voting and dispositive power with respect to 523,077 shares of Common Stock and 174,359 shares of Class A Common Stock and shared voting and dispositive power with respect to 162,720 shares of Common Stock and 52,240 shares of Class A Common Stock held by the Trust under Item Fourth of the Will of Lawrence W. Swanstrom and 440,649 shares of Common Stock and 138,883 shares of Class A Common Stock held by the Trust under Item Fifth of the Will of Lawrence W. Swanstrom. Pursuant to an agreement between Mrs. Swanstrom and the Company, which expires December 31, 2006, Mrs. Swanstrom has agreed not to sell or otherwise transfer or dispose of any shares of the Company's Class A Common Stock owned by her or that she may acquire without first offering to sell such shares to the Company. The purchase price upon exercise of the Company's option to purchase such shares is the higher of the market price of such shares on the day prior to the day such shares are offered to the Company or the price offered by a third party for such shares.

(5) The Trustees are Daryl L. Swanstrom, Thomas M. Hyndman, Jr. and NationsBank of Georgia, N.A.

(6) Under the rules of the Commission, the maximum beneficial ownership of the Company's outstanding Capital Stock which Thomas M. Hyndman, Jr. could be deemed to have is 24.2%. Of these shares, Mr. Hyndman has sole voting and dispositive power with respect to 1,710 shares of Common Stock and 570 shares of Class A Common Stock and shared voting and dispositive power with respect to the 162,720 shares of Common Stock and 54,240 shares of Class A Common Stock held by the Trust under Item Fourth of the Will of Lawrence W. Swanstrom, 416,649 shares of Common Stock and 138,883 shares of Class A Common Stock held by the Trust under Item Fifth of the Will of Lawrence W. Swanstrom, 188,926 shares of Common Stock and 62,975 shares of Class A Common Stock held by the Trust under the Will of Gladys Swanstrom, 173,250 shares of Common Stock and 57,750 shares of Class A Common Stock held by the Trust under the Deed of Klas A. Swanstrom dated 6/12/73, and 295,416 shares of Common Stock and 98,472 shares of Class A Common Stock held by the Trusts under the Will of Klas A. Swanstrom.

(7) The Trustees are Thomas M. Hyndman, Jr. and First Union Corporation of New Jersey.

(8) Under the rules of the Commission, the maximum beneficial ownership of the Company's outstanding Capital Stock which First Union Corporation of New Jersey could be deemed to have is 6.7%, of which 173,250 shares of Common Stock and 57,750 shares of Class A Common Stock are held by the Trust under the Deed of Klas A. Swanstrom dated 6/14/73 with voting power shared with Mr. Hyndman, 115,500 shares of Common Stock and 38,500 shares of Class A Common Stock are held by the Trust under Deed of Klas A. Swanstrom dated 9/26/66 and 49,500 shares of Common Stock and 16,500 shares of Class A Common Stock are held by the Trust under Deed of Gladys Swanstrom dated 9/26/66.

(9) According to Amendment No. 7 to a Schedule 13G dated February 4, 1996, filed by Quest Advisory Corp., a New York corporation ('Quest'), Quest Management Company ('QMC') and Charles M. Royce, Quest, QMC, and Mr. Royce reported as a 'group' pursuant to Rule 13d-1(b)(ii)(H) of the Securities Exchange Act of 1934 (the 'Exchange Act') with respect to these shares. According to such Amendment, and after giving effect to the Reclassification, Quest has sole voting and dispositive power with respect to 496,950 shares of Common Stock and 165,650 shares of Class A Common Stock, and QMC has sole voting and dispositive power with respect to 27,600 shares of Common Stock and 9,200 shares of Class A Common Stock. Mr. Royce may be deemed to be a controlling person of Quest and QMC and as such may be deemed to beneficially own the shares of Capital Stock beneficially owned by Quest and QMC. Mr. Royce does not own any shares outside of Quest and QMC and disclaims beneficial ownership of the shares held by Quest and QMC.

(10) According to Amendment No. 1 to a Schedule 13G dated February 14, 1996, and after giving effect to the Reclassification, Lazard Freres & Co., a registered investment advisor, is deemed to have beneficial ownership of 348,000 shares of Common Stock and 116,000 shares of Class A Common Stock as of December 31, 1994.

(11) According to Amendment No. 2 to a Schedule 13G dated January 31, 1995, and after giving effect to the Reclassification, Dimensional Fund Advisors Inc. ('Dimensional'), a registered investment advisor, is deemed to have beneficial ownership of 258,900 shares of Common Stock and 86,300 shares of Class A Common Stock as of December 31, 1994, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

     As of May 22, 1996, members of the Swanstrom Family owned approximately 3,579,560 shares of Capital Stock as adjusted to reflect the Reclassification, or approximately 52.4% of the Capital Stock outstanding prior to the Offering. Upon completion of the Offering, the Swanstrom Family will still have sole or shared voting power with respect to approximately 52.4% of the Class A Common Stock and consequently will continue to have effective control of the election of the Company's Board of Directors and any other vote of the holders of the Class A Common Stock that does not require super majority approval. Members of the Swanstrom Family will be able to sell shares of Common Stock in the future without adversely affecting their voting percentage. See 'Risk Factors' and 'Description of Capital Stock.'

     The Company and its directors, certain officers and the Swanstrom Family have agreed that, for a period of 120 days after the date of this Prospectus, they will not, directly or indirectly, assign, transfer, offer, sell, hypothecate or otherwise dispose of any shares of Capital Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Capital Stock, except pursuant to the Underwriting Agreement or the granting of stock options or the issuance of shares pursuant to the Company's stock option and stock purchase plans and bona fide gifts of shares by directors, officers or members of the Swanstrom Family to family members or to charities, without the prior written consent of the Representative. See 'Underwriting'.

     The term 'Swanstrom Family' as used herein means Kenneth A. Swanstrom, Daryl L. Swanstrom, the Trust under the Will of Gladys Swanstrom, the Trusts under the Will of Klas A. Swanstrom, the Trust under Item Fourth of the Will of Lawrence W. Swanstrom, the Trust under Item Fifth of the Will of Lawrence W. Swanstrom, the Trust under Deed of Klas A. Swanstrom and the Trust under Deed of Gladys Swanstrom.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description is subject to the detailed provisions of the Company's Certificate of Incorporation, as amended, and the Company's By-laws, as amended, and does not purport to be complete and is qualified in its entirety by reference thereto.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of Class A Common Stock, par value $.01 per share. See 'Capitalization' for information on the number of shares of Capital Stock outstanding prior to and after the completion of the Offering.

VOTING

     The holders of shares of Class A Common Stock are entitled to one vote per share on any matter to be voted on by the stockholders of the Company. There is no provision in the Company's Certificate of Incorporation permitting cumulative voting. The holders of shares of Common Stock are not entitled to vote on any matter to be voted on by the stockholders of the Company, except as required under the Delaware General Corporation Law (the 'DGCL').

     Under the Certificate of Incorporation of the Company and the DGCL, only the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote is required to amend the Certificate of Incorporation or to authorize additional shares of Common Stock or Class A Common Stock; and the affirmative vote of the holders of a majority of the Class A Common Stock is required to approve any merger or consolidation of the Company with or into any other corporation or sale of substantially all its assets or to approve the dissolution of the Company, subject to certain existing anti-takeover provisions of the Company's Certificate of Incorporation that requires the vote of the holders of at least 80% of the outstanding Class A Common Stock if such transaction is with a related person and is not approved by the requisite vote of the Company's Board of Directors.

     The holders of the Class A Common Stock will elect the entire Board of Directors. In addition, as permitted under the DGCL, the Certificate of Incorporation provides that the number of authorized shares of either class may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the Class A Common Stock.

     Under the DGCL, the holders of Common Stock are entitled to vote on proposals to change the par value of the Common Stock or to alter or change the powers, preferences or special rights of the shares of Common Stock, which may affect them adversely.

DIVIDENDS AND DISTRIBUTIONS

     Each share of Common Stock and Class A Common Stock is equal in respect to dividends and other distributions in cash, stock or property, including distributions in connection with any reclassification and upon liquidation, dissolution or winding up of the Company, except that (i) a dividend or distribution in cash or property on a share of Common Stock may be greater than any dividend or distribution in cash or property on a share of Class A Common Stock, and (ii) dividends or other distributions payable on the Common Stock and Class A Common Stock in shares of capital stock shall be made to all holders of the Common Stock and Class A Common Stock and may be made (a) in shares of Common Stock to the holders of Common Stock and to the holders of Class A Common Stock, (b) in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Common Stock to the holders of Common Stock, or (c) in any other authorized class or series of capital stock to the holders Common Stock and Class A Common Stock. In no event will either Common Stock or Class A Common Stock be split, subdivided or combined unless the other is proportionately split, subdivided or combined.

     Although the Board of Directors has authority to pay dividends and make distributions on the Common Stock in amounts greater than on the Class A Common Stock, the Board of Directors currently intends to pay dividends on an equal per share basis.

     There are no redemption or sinking fund provisions applicable to the Common Stock or the Class A Common Stock. Holders of Common Stock and Class A Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Common Stock, when validly issued, will be fully paid and non-assessable.

     Except as otherwise required by the DGCL or as otherwise provided in the Company's Certificate of Incorporation, each share of Common Stock and each share of Class A Common Stock have identical powers, preferences and rights in all other respects.

MERGERS AND CONSOLIDATIONS

     Each holder of Common Stock and Class A Common Stock is entitled to receive the same per share consideration in a merger or consolidation of the Company.

CONVERTIBILITY

     Neither the Common Stock nor the Class A Common Stock will be convertible into another class of common stock or any other security of the Company, except that in the event that a change of control occurs, (i) all of the then issued shares of Common Stock will automatically convert into an equal number of shares of Class A Common Stock, and (ii) all rights, warrants, or options to purchase shares of Common Stock, or other securities convertible into shares of Common Stock, will be converted into similar rights, warrants, or options to purchase, or other securities convertible into, an equal number of shares of Class A Common Stock. A change of control shall be deemed to have occurred if: (i) any person or group of persons, other than members of the Swanstrom Family (as defined below), directly or indirectly, purchases, or otherwise becomes the beneficial owner of, or has the right to acquire such beneficial ownership of, or, either solely or with others, acquires the right to vote or direct the disposition of voting securities of the Company, representing more than 50% of the combined voting power of all outstanding voting securities of the Company, or (ii) during any period of two consecutive years, the individuals who at the beginning of such period constitute the Board of Directors (together with any new director whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the members of the Board of Directors then in office. For purposes of this change of control provision, the 'Swanstrom Family' means Kenneth A. Swanstrom, Daryl L. Swanstrom, their respective spouses, descendants, heirs, estates, trusts in which any such person has a beneficial interest, and any partnership, corporation or other entity in which any such person has a controlling interest.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS;
DELAWARE ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and By-laws of the Company and Delaware law contain certain provisions that may enhance the likelihood of continuity and stability in the composition of the Board of Directors and may discourage a future unsolicited takeover of the Company. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Board of Directors, even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests.

     Article VIII of the Company's Certificate of Incorporation provides that the Board of Directors may consider any and all of the following in connection with its determination whether to oppose a tender or other offer for the Company's securities: (i) whether the offer price is acceptable based upon the historical and present operating results or financial condition of the Company;
(ii) whether a more favorable price could be obtained for the Company's securities in the future; (iii) the impact that an acquisition of the Company would have on the employees and customers of the Company and the communities in which the Company operates; (iv) the reputation and business practices of the offeror and its management and affiliates as they would effect the employees and customers of the Company and the future value of the Company's securities; (v) the value of the securities, if any, which the offeror is offering in exchange for the Company's securities and (vi) any antitrust or other legal and regulatory issues that are raised by the offer. If the Board of Directors determines that an offer should be rejected, Article VIII authorizes the Board of Directors to take any lawful action to accomplish that purpose, including, but not limited to, advising stockholders not to accept the offer, acquiring the Company's securities, instituting litigation, selling or otherwise issuing authorized but unissued securities or treasury stock, acquiring a company to create antitrust or other regulatory problems, or soliciting a more favorable offer.

     Article IX of the Company's Certificate of Incorporation provides that the Company shall not become a party to a business combination with a related person unless: (i) the business combination is approved by a majority vote of the Board of Directors of the Company either at a time prior to the time the related person became a related person or after such time if the related person obtains the affirmative vote of at least 80% of the Board of Directors of the acquisition of the shares that caused such person to become a related person;
(ii) the business combination is approved by the affirmative vote of 80% of the continuing directors and (a) ratio of the amount of the consideration to be received per share of Class A Common Stock of the Company to the market price thereof immediately prior to the announcement of the business combination is at least as great as the ratio of the highest per share price that the related person paid in acquiring any shares prior to such business combination to the market price per share immediately prior to the initial acquisition by the related person of any shares of Class A Common Stock, (b) the amount of the consideration to be received per share in the business combination is not less than the highest price per share paid by the related person in acquiring any shares of Class A Common Stock and is not less than the book value per share as reflected on the Company's balance sheet for the immediately preceding fiscal quarter and (c) the consideration to be received per share other than by the related person is in the same form and same kind as the consideration paid by the related person in acquiring Class A Common Stock already owned by the related person, and (iii) if there is not full compliance with the provisions as described in clauses (i) and (ii) of this paragraph, the business combination must be approved by the affirmative vote of the holders of 80% of the issued and outstanding Class A Common Stock of the Company.

     For purposes of Article IX, a 'business combination' includes a sale of all or substantially all of the assets to the related person, a merger or consolidation of the Company with the related person or any affiliate of the related person, any reclassification of securities or other transaction or series of transactions that has the effect of increasing the proportionate amount of the shares beneficially owned by the related person or the acquisition by the Company of all of the assets or business of the related person. A 'related person' includes any person who beneficially owns 10% or more of the Class A Common Stock of the Company or who had been the beneficial owner of 10% or more of the Class A Common Stock of the Company at any time within five years preceding the business combination. A 'continuing director' is defined as an individual who was first elected a director prior to May 1985, who was first elected a director prior to the time that the related person became a 10% beneficial owner or who was elected as a continuing director by a majority of the then continuing directors.

     The By-laws of the Company provide for a classified Board of Directors consisting of three classes as nearly equal in size as possible. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the DGCL. The business combination provision contained in Section 203 of the DGCL ('Section 203') defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation, by the action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

     The Company has not elected to opt out of Section 203, and the restrictions imposed by Section 203 apply to the Company. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Common Stock and Class A Common Stock and have a depressive effect on the market price of the Common Stock and Class A Common Stock.

TRANSFERABILITY; TRADING MARKET

     The Class A Common Stock is, and the Common Stock will be freely transferable and listed on the American Stock Exchange. The Company has applied to list both classes of Capital Stock on the New York Stock Exchange. It is anticipated that upon the listing of the Common Stock and the Class A Common Stock on the New York Stock Exchange, the trading thereof on the American Stock Exchange will cease.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Capital Stock is Chemical Mellon Stockholder Services, L.L.C. Its address for such purposes is P.O. Box 590, Ridgefield Park, New Jersey 07660, and its telephone number at that address is 800-851-9677.

                                  UNDERWRITING

     The Underwriters named below, for whom PaineWebber Incorporated is acting as Representative (the 'Representative'), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Representative (the 'Underwriting Agreement'), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                           NUMBER
UNDERWRITERS                                              OF SHARES
- ------------                                              ---------
PaineWebber Incorporated...............................

                                                         -----------
  Total................................................    2,850,000
                                                         ===========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Stockholders have been advised by the Representative that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share and that the Underwriters may allow and such dealers may reallow, a concession not in excess of $ per share to other dealers. The public offering price and other selling terms may be changed by the Representative.

     The Company has granted to the Underwriters an over-allotment option exercisable during the 30-day period after the date of this Prospectus to purchase up to 285,000 additional shares of Common Stock at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,850,000 shares of Common Stock offered hereby. The Underwriters may exercise the option only to cover over-allotments made in connection with the sales of the shares of Common Stock offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and any person who controls the Underwriters against certain liabilities, including certain liabilities under the Securities Act.

     The Company and its directors, certain officers and the Swanstrom Family have agreed that, for a period of 120 days after the date of this Prospectus, they will not, directly or indirectly, assign, transfer, offer, sell, hypothecate or otherwise dispose of any shares of Capital Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Capital Stock, except pursuant to the Underwriting Agreement or the granting of stock options and the issuance of shares pursuant to the Company's stock option and stock purchase plans and bona fide gifts of shares by directors, officers or members of the Swanstrom Family to family members or to charities, without the prior written consent of the Representative.

                                 LEGAL MATTERS

     Certain legal matters in connection with this Offering, including the validity of the shares of Common Stock offered hereby, will be passed upon for the Company and the Selling Stockholders by Duane, Morris & Heckscher, 4200 One Liberty Place, Philadelphia, Pennsylvania 19103-7396. Certain legal matters relating to this Offering will be passed upon for the Underwriters by McDermott, Will & Emery, 227 West Monroe Street, Chicago, Illinois 60606-5096. Thomas M. Hyndman, Jr., a director of the Company, is Of Counsel to the firm of Duane, Morris & Heckscher and owns 1,710 shares of Common Stock and 570 shares of Class A Common Stock. Mr. Hyndman also holds in various fiduciary capacities for members of the Swanstrom Family an aggregate of 1,262,670 shares of Common Stock and an aggregate of 420,890 shares of Class A Common Stock.

                                    EXPERTS

     The Company's financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to a change in the method of accounting for income taxes), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995, the Company's Quarterly Report on form 10-Q for the quarter ended March 31, 1996 and the Company's Proxy Statement dated April 29, 1996, with the exception of the Compensation Committee Report and Performance Graph included therein, filed with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Company's Corporate Secretary at its principal executive offices at P.O. Box 1000, Danboro, Pennsylvania 18916, or by telephone at (215) 766-8853.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549, and at the Commission's following Regional Offices: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Quotations relating to the Company's Capital Stock appear on the American Stock Exchange and such reports and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act of 1933 (the 'Securities Act') with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete; and with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Capital Stock, reference is made to the Registration Statement and exhibits thereto. The information so omitted, including exhibits, may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the prescribed fees, or may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                           PAGE
                                                                                                         ---------
Audited Financial Statements:

  Independent Auditors' Report.........................................................................        F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995.........................................        F-3
  Statements of Consolidated Income and Retained Earnings
     for the years ended December 31, 1993, 1994 and 1995..............................................        F-4
  Statements of Consolidated Cash Flows for the years ended
     December 31, 1993, 1994 and 1995..................................................................        F-5
  Notes to Consolidated Financial Statements...........................................................        F-6

Unaudited Financial Statements:

  Condensed Consolidated Balance Sheets as of December 31, 1995
     and March 31, 1996................................................................................       F-14
  Statements of Condensed Consolidated Income and Retained Earnings
     for the three months ended March 31, 1995 and 1996................................................       F-15
  Statements of Condensed Consolidated Cash Flows for the three months
     ended March 31, 1995 and 1996.....................................................................       F-16
  Notes to Unaudited Condensed Consolidated Financial Statements.......................................       F-17

To the Stockholders and Board of Directors of Penn Engineering & Manufacturing Corp.

     We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. and subsidiaries (the 'Company') as of December 31, 1994 and 1995 and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

Deloitte & Touche LLP
Philadelphia, Pennsylvania

February 6, 1996
(April 17, 1996 as to Note 11)

                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                           --------------------
                                                                                             1994       1995
                                                                                           ---------  ---------
                                                                                               (DOLLARS IN
                                                                                                THOUSANDS
                                                                                               EXCEPT SHARE
                                                                                                 AMOUNTS)
                                                                                           --------------------
                                                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................................................  $   6,106  $   1,459
  Short-term investments.................................................................      5,303      5,988
  Accounts receivable (less allowance for doubtful accounts-
     1994, $800; 1995, $900).............................................................     20,059     20,845
  Inventories............................................................................     17,637     20,275
  Deferred income taxes..................................................................        897        959
  Other current assets...................................................................      1,107      2,557
                                                                                           ---------  ---------
        Total current assets.............................................................     51,109     52,083
                                                                                           ---------  ---------
PROPERTY-At cost:
  Land and improvements..................................................................      2,247      3,699
  Buildings and improvements.............................................................     14,089     15,843
  Machinery and equipment................................................................     43,416     57,295
                                                                                           ---------  ---------
        Total............................................................................     59,752     76,837
  Less accumulated depreciation..........................................................     30,832     34,896
                                                                                           ---------  ---------
        Total property-net...............................................................     28,920     41,941
                                                                                           ---------  ---------
OTHER ASSETS.............................................................................      2,098      2,050
                                                                                           ---------  ---------
        TOTAL............................................................................  $  82,127  $  96,074
                                                                                           ---------  ---------
                                                                                           ---------  ---------
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.......................................................................  $   2,750  $   4,303
  Notes payable..........................................................................                 1,500
  Accrued expenses:
     Pension and profit sharing..........................................................      2,736      3,984
     Income taxes........................................................................        813        468
     Payroll and commissions.............................................................      2,654      2,426
     Other...............................................................................        544        521
                                                                                           ---------  ---------
        Total current liabilities........................................................      9,497     13,202
                                                                                           ---------  ---------
ACCRUED PENSION COST.....................................................................      5,370      4,715
                                                                                           ---------  ---------
DEFERRED INCOME TAXES....................................................................      1,350      2,066
                                                                                           ---------  ---------
STOCKHOLDERS' EQUITY (See Note 11):
  Common stock -- authorized 3,000,000 shares of $1.00 par value each; issued 1,772,025
     shares..............................................................................      1,772      1,772
  Additional paid-in capital.............................................................        932        932
  Retained earnings......................................................................     64,521     74,905
  Unrealized (loss) on investments (net of tax)..........................................       (140)       (60)
     Cumulative foreign currency translation adjustment..................................       (223)      (506)
                                                                                           ---------  ---------
        Total............................................................................     66,862     77,043
                                                                                           ---------  ---------
  Less cost of treasury stock -- 64,943 shares...........................................        952        952
                                                                                           ---------  ---------
        Total stockholders' equity.......................................................     65,910     76,091
                                                                                           ---------  ---------
        TOTAL............................................................................  $  82,127  $  96,074
                                                                                           ---------  ---------
                                                                                           ---------  ---------

      See the accompanying notes to the consolidated financial statements.

            STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS

                                                                             YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------
                                                                       1993           1994           1995
                                                                   -------------  -------------  -------------
                                                                          (DOLLARS IN THOUSANDS EXCEPT
                                                                          SHARE AND PER SHARE AMOUNTS)

NET SALES........................................................  $     100,665  $     121,470  $     141,268
OTHER INCOME -- Net..............................................            387            627          1,099
                                                                   -------------  -------------  -------------
        Total....................................................        101,052        122,097        142,367
                                                                   -------------  -------------  -------------
COSTS AND EXPENSES:
  Cost of products sold..........................................         70,979         83,128         96,190
  Selling expenses...............................................         10,885         13,634         14,867
  General and administrative expenses............................          7,711          8,208          9,189
                                                                   -------------  -------------  -------------
        Total....................................................         89,575        104,970        120,246
                                                                   -------------  -------------  -------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF 1993
  ACCOUNTING CHANGE..............................................         11,477         17,127         22,121
PROVISION FOR INCOME TAXES.......................................          4,548          6,686          8,323
                                                                   -------------  -------------  -------------
INCOME BEFORE CUMULATIVE EFFECT OF 1993 ACCOUNTING CHANGE........          6,929         10,441         13,798
CUMULATIVE EFFECT OF 1993 ACCOUNTING CHANGE......................            423
                                                                   -------------  -------------  -------------
NET INCOME.......................................................          7,352         10,441         13,798
RETAINED EARNINGS AT BEGINNING OF YEAR...........................         51,294         56,683         64,521
DIVIDENDS ON COMMON STOCK
  (Historical per share -- 1993, $1.15; 1994, $1.525; 1995,
     $2.00) (Pro forma per share -- 1993, $.2875; 1994, $.38125;
     1995, $.50).................................................         (1,963)        (2,603)        (3,414)
                                                                   -------------  -------------  -------------
RETAINED EARNINGS AT END OF YEAR.................................  $      56,683  $      64,521  $      74,905
                                                                   -------------  -------------  -------------
                                                                   -------------  -------------  -------------
INCOME PER SHARE -- Historical
  Weighted average number of shares of common stock outstanding
     during the year.............................................      1,707,082      1,707,082      1,707,082
     Income before cumulative effect of 1993 accounting change...  $        4.06  $        6.12  $        8.08
     Cumulative effect of 1993 accounting change.................            .25
                                                                   -------------  -------------  -------------
     Net income..................................................  $        4.31  $        6.12  $        8.08
                                                                   -------------  -------------  -------------
                                                                   -------------  -------------  -------------
INCOME PER SHARE -- Pro forma (See Note 11)
  Weighted average number of shares of common stock outstanding
     during the year.............................................      6,828,328      6,828,328      6,828,328
     Income before cumulative effect of 1993 accounting change...  $        1.01  $        1.53  $        2.02
     Cumulative effect of 1993 accounting change.................            .07
                                                                   -------------  -------------  -------------
        Net income...............................................  $        1.08  $        1.53  $        2.02
                                                                   -------------  -------------  -------------
                                                                   -------------  -------------  -------------

      See the accompanying notes to the consolidated financial statements.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                              -------------------------------
                                                                                1993       1994       1995
                                                                              ---------  ---------  ---------
                                                                                  (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................................  $   7,352  $  10,441  $  13,798
  Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation........................................................      3,180      3,425      4,165
        Loss (gain) on disposal of property.................................          5         (2)        17
        Loss (gain) on disposal of investments..............................         (6)        34        (41)
        Reserve for impairment on short-term investments....................       (100)
  Changes in assets and liabilities:
        (Increase) in receivables...........................................       (792)    (4,718)      (786)
        (Increase) decrease in inventories..................................     (1,150)     3,496     (2,638)
        (Increase) decrease in other current assets.........................        646       (523)    (1,450)
        (Increase) decrease in deferred income taxes-current................        (31)         1        (62)
        (Increase) in other assets..........................................                (1,490)      (560)
        Increase (decrease) in accounts payable.............................     (1,119)       385      1,553
        Increase in accrued expenses........................................        701        852        652
        Increase (decrease) in accrued pension costs........................        896        201       (655)
        Increase (decrease) in deferred income taxes-noncurrent.............       (541)       208        716
                                                                              ---------  ---------  ---------
        Net cash provided by operating activities...........................      9,041     12,310     14,709
                                                                              ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions........................................................     (8,354)    (3,833)   (17,213)
  Additions to available-for-sale and held-to-maturity
     investments............................................................               (13,266)   (28,343)
  Additions to investments..................................................     (1,400)
  Proceeds from disposal of available-for-sale and held-to-maturity
     investments............................................................                12,079     28,440
  Proceeds from disposal of investments.....................................        714
  Proceeds from disposal of property........................................          6         13          3
                                                                              ---------  ---------  ---------
        Net cash used in investing activities...............................     (9,034)    (5,007)   (17,113)
                                                                              ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term borrowings (repayments)....................................      1,152     (1,152)     1,500
  Dividends paid............................................................     (1,963)    (2,603)    (3,414)
                                                                              ---------  ---------  ---------
        Net cash used in financing activities...............................       (811)    (3,755)    (1,914)
                                                                              ---------  ---------  ---------
  Effect of exchange rate changes on cash...................................        (58)       358       (329)
                                                                              ---------  ---------  ---------
  Net increase (decrease) in cash and cash equivalents......................       (862)     3,906     (4,647)
  Cash and cash equivalents at beginning of year............................      3,062      2,200      6,106
                                                                              ---------  ---------  ---------
  Cash and cash equivalents at end of year..................................  $   2,200  $   6,106  $   1,459
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year for:
     Income taxes...........................................................  $   5,230  $   6,008  $   8,062
     Interest...............................................................        181         66         10

      See the accompanying notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include the accounts of Penn Engineering & Manufacturing Corp. and its wholly owned subsidiaries, PEM International Ltd., PEM Investment, Inc., and PEM Management, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

INVESTMENTS

     The Company adopted as of January 1, 1994, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), 'Accounting for Certain Investments in Debt and Equity Securities' (Note 2). For years prior to 1994, the Company accounted for investments under the provisions of SFAS No. 12. Investments are classified as short-term if the maturities at December 31 are less than one year.

INVENTORIES

     The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 72% and 70% of total inventories at December 31, 1994 and 1995, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

PROPERTY

     Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income.

INCOME TAXES

     The Company adopted as of January 1, 1993, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), 'Accounting for Income Taxes'. Under SFAS No. 109 the deferred tax provision is determined using the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

STATEMENT OF CONSOLIDATED CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements and other interest bearing accounts withdrawable on a daily basis.

RESEARCH AND DEVELOPMENT COSTS

     The Company expenses all research and development costs as incurred.

FOREIGN CURRENCY TRANSACTIONS

     The effect of translating the financial statements of PEM International Ltd. is recorded as a separate component of Stockholders' Equity in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

     Gains and losses resulting from transactions of the Company and its subsidiary which are made in currency different than their own are included in other income as they occur. Total foreign currency transaction gains (losses) of ($104,000), $109,000, and $174,000 were recorded in 1993, 1994, and 1995, respectively.

     Forward foreign currency exchange contracts are purchased to insulate revenue streams from the impact of foreign currency exchange rate fluctuations. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. Gains and losses on forward exchange contracts are recognized currently in income. These contracts have maturities that do not exceed one year and require the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange contracts of $9.4 million outstanding at both December 31, 1994 and 1995, which approximated their fair market value. The fair value of these foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior year amounts and balances to conform with the 1995 presentation.

2. INVESTMENTS

     In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' (SFAS No. 115). As discussed in Note 1 (b), the Company elected to adopt SFAS No. 115 effective January 1, 1994. The cumulative and current year effect of the accounting change is not considered to be significant. SFAS No. 115 requires the Company to account for debt and equity securities as follows:

     Trading -- The Company holds no investments that were designated as trading securities.

     Held-to-Maturity -- Securities that management has the positive intent and ability to hold until maturity. These investments are carried at their remaining unpaid principal balance net of any unamortized premiums or discounts. The following is a summary of the net unpaid principal value of held to maturity securities at December 31, 1994 and 1995.

                                                                                   1994       1995
                                                                                 ---------  ---------
                                                                                     (DOLLARS IN
                                                                                      THOUSANDS)
U.S. Treasury securities and securities of U.S. Government agencies:
  Short-Term Investments.......................................................  $   2,712  $   4,466
  Long-Term Investments........................................................        608          0
                                                                                 ---------  ---------
        TOTAL..................................................................  $   3,320  $   4,466
                                                                                 ---------  ---------
                                                                                 ---------  ---------

     Available-for-Sale -- Securities that will be held for indefinite periods of time. These investments are carried at market value which is determined using published quotes as of the close of business on December 31, 1995. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of equity until realized. Unrealized losses were $140,000, net of taxes of

$93,000, at December 31, 1994 and were $60,000, net of taxes of $39,000, at December 31, 1995. The following is a summary of the estimated fair value of the short-term available-for-sale securities at December 31, 1994 and 1995:

                                                                                    1994       1995
                                                                                  ---------  ---------
                                                                                      (DOLLARS IN
                                                                                       THOUSANDS)
Mutual Common Stock Funds.......................................................  $   1,075  $     571
U.S. Government Security Income Fund............................................        939        759
State and Municipal Bond Funds..................................................        577        192
                                                                                  ---------  ---------
     TOTAL......................................................................  $   2,591  $   1,522
                                                                                  ---------  ---------
                                                                                  ---------  ---------

3. INVENTORIES

     At December 31, 1994 and 1995 inventories comprised:

                                                                                    1994       1995
                                                                                  ---------  ---------
                                                                                      (DOLLARS IN
                                                                                       THOUSANDS)
Raw material....................................................................  $   3,585  $   4,570
Tooling.........................................................................      2,741      3,610
Work-in-process.................................................................      5,099      6,512
Finished goods..................................................................      6,212      5,583
                                                                                  ---------  ---------
     TOTAL......................................................................  $  17,637  $  20,275
                                                                                  ---------  ---------
                                                                                  ---------  ---------

     If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1993, 1994, and 1995 would have been $7.5 million, $7.6 million, and $8.0 million higher and net income would have been $487,000, $77,000, and $240,000 higher than reported for 1993, 1994, and
1995, respectively.

     A reduction in inventory quantities for the year ended December 31, 1994 resulted in the liquidation of LIFO inventory quantities carried at lower manufacturing costs prevailing in prior years as compared with current year manufacturing costs. The effect of such a reduction was to increase 1994 net income by approximately $832,000.

     Included in other assets is long-term tooling inventory totaling $1.5 million and $2.1 million at December 31, 1994 and 1995, respectively.

4. LINES OF CREDIT

     At December 31, 1995, the Company had available unused short term lines of credit totaling approximately $36.0 million. Borrowings under these lines totaled $1.5 million at December 31, 1995, at an effective interest rate of 6.71%. No amounts were outstanding under these lines at December 31, 1994.

5. PENSION AND PROFIT SHARING PLANS

     The Company has a defined benefit pension plan covering substantially all employees in the United States. The benefits are based on years of service and the employee's earned compensation during any period of the highest 60 consecutive months occurring during the last ten years of employment. The Company's policy is to fund at least the minimum pension payment required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

     The Company records pension costs in accordance with Statement of Financial Accounting Standards No. 87. The total pension expense for 1993, 1994 and 1995 was $1.9 million, $1.9 million, and $1.8 million, respectively. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for the years ended December 31, 1994 and 1995:

                                                                                            1994       1995
                                                                                          ---------  ---------
                                                                                              (DOLLARS IN
                                                                                               THOUSANDS)
Actuarial present value of benefit obligations:
Vested employees........................................................................  $   9,897  $  13,301
Non-vested employees....................................................................        170        365
                                                                                          ---------  ---------
Total...................................................................................  $  10,067  $  13,666
                                                                                          ---------  ---------
                                                                                          ---------  ---------
Projected plan benefit obligation for services rendered to date.........................  $  17,313  $  24,807
Plan assets at fair value (primarily listed stocks, bonds and cash equivalents).........    (12,452)   (17,230)
                                                                                          ---------  ---------
Excess of projected benefit obligation over plan assets.................................      4,861      7,577
Unrecognized net (gain) loss from past experience different from that assumed and
  effects of changes in assumptions.....................................................        762     (2,494)
Unrecognized net asset at January 1, 1987 being recognized over 15 years................        443        380
                                                                                          ---------  ---------
Total accrued pension cost..............................................................  $   6,066  $   5,463
                                                                                          ---------  ---------
                                                                                          ---------  ---------
        Current pension cost payable....................................................  $     696  $     748
        Accrued pension cost -- noncurrent..............................................  $   5,370  $   4,715

     Net pension cost for 1993, 1994, and 1995 included the following components:

                                                                                  1993       1994       1995
                                                                                ---------  ---------  ---------
                                                                                    (DOLLARS IN THOUSANDS)

Service cost-benefits earned during the period................................  $   1,486  $   1,586  $   1,426
Interest cost on projected benefit obligation.................................      1,263      1,339      1,435
Actual return on plan assets..................................................       (877)       355     (3,261)
Net amortization and deferral.................................................        (54)    (1,450)     2,132
                                                                                ---------  ---------  ---------
Net periodic pension cost.....................................................  $   1,818  $   1,830  $   1,732
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

     The assumed discount rate, rate of increase in long-term compensation levels, and expected long-term rate of return on assets were 7% (7% in 1993 and 8% in 1994), 6%, and 8%, respectively. The increase in the discount rate from 7% in 1993 to 8% in 1994 caused a decrease in the projected benefit obligation of approximately $3.9 million. The decrease in the discount rate from 8% in 1994 to 7% in 1995 caused an increase in the projected benefit obligation of approximately $4.6 million.

     The Company has profit sharing plans covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $2.5 million in 1993, $3.0 million in 1994, and $3.2 million in 1995.

6. INCOME TAXES

     As discussed in Note 1 (e), effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' (SFAS No. 109). The adoption of SFAS No. 109 resulted in an increase in net income of $423,000, or $.25 per share, reflecting the cumulative effect of the change for periods prior to January 1, 1993. The effect of the change on 1993 income before cumulative effect of accounting change is not considered to be significant.

     The income tax (benefit) provision consists of the following:

                                                                                  1993       1994       1995
                                                                                ---------  ---------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Current:
  Federal.....................................................................  $   3,826  $   5,234  $   6,837
  State.......................................................................        870      1,303        863
                                                                                ---------  ---------  ---------
        Total current tax provision...........................................      4,696      6,537      7,700
                                                                                ---------  ---------  ---------
Deferred:
  Federal.....................................................................       (131)       133        553
  State.......................................................................        (17)        16         70
                                                                                ---------  ---------  ---------
        Total deferred tax (benefit)..........................................       (148)       149        623
                                                                                ---------  ---------  ---------
        Total income tax provision............................................  $   4,548  $   6,686  $   8,323
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

     The significant components of the Company's net deferred tax assets and liabilities are summarized as follows:

                                                                                    1994       1995
                                                                                  ---------  ---------
                                                                                      (DOLLARS IN
                                                                                       THOUSANDS)
Deferred tax assets:
  Pension.......................................................................  $   2,152  $   1,854
  Allowance for doubtful accounts...............................................        312        346
  Inventory.....................................................................        312        343
  Other.........................................................................        278        290
                                                                                  ---------  ---------
        Total deferred tax asset................................................      3,054      2,833
                                                                                  ---------  ---------
Deferred tax liabilities:
  Property......................................................................      3,437      3,847
  Other.........................................................................         70         93
                                                                                  ---------  ---------
     Total deferred tax liability...............................................      3,507      3,940
                                                                                  ---------  ---------
Net deferred tax liability......................................................  $     453  $   1,107
                                                                                  ---------  ---------
                                                                                  ---------  ---------

     A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

                                                                                       1993       1994       1995
                                                                                     ---------  ---------  ---------
                                                                                          (DOLLARS IN THOUSANDS)
Federal income tax provision at statutory rate.....................................  $   3,902  $   5,958  $   7,742
State income taxes, after deducting federal income tax benefit.....................        574        860        606
Interest and dividend income excluded from taxable income..........................        (34)       (24)       (23)
Other..............................................................................        106       (108)        (2)
                                                                                     ---------  ---------  ---------
Actual provision for income taxes..................................................  $   4,548  $   6,686  $   8,323
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

7. CERTAIN TRANSACTIONS

     The Company sold fasteners at standard authorized distributor prices to a corporation, an officer and director of which is also a director of the Company, in the amounts of $4.0 million, $7.1 million and $7.9 million, and made purchases from this party in the amounts of $323,000, $356,000, and $320,000 in 1993, 1994, and 1995, respectively. At December 31, 1994 and 1995, the Company had trade receivable balances due from this party in the amounts of $821,000 and $778,000, respectively.

8. COMMITMENTS

     The Company has operating leases covering certain automobiles and office equipment. Rental and operating lease expenses charged against earnings were $416,000, $374,000 and $429,000 in 1993, 1994, and 1995, respectively.

9. CONTINGENCIES

     The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

10. FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY

     Information about the operations of the Company in different industry segments for 1993, 1994, and 1995 follows:

                                                                                 YEAR ENDED DECEMBER 31, 1993
                                                                            --------------------------------------
                                                                             FASTENERS     MOTORS     CONSOLIDATED
                                                                            -----------  -----------  ------------
                                                                                    (DOLLARS IN THOUSANDS)

Net sales.................................................................  $    77,192  $    23,473   $  100,665
                                                                            -----------  -----------  ------------
Operating profit..........................................................  $     9,346  $     1,744   $   11,090
Other income..............................................................                                    387
                                                                                                      ------------
Income before income taxes................................................                             $   11,477
                                                                                                      ------------
                                                                                                      ------------
Identifiable assets.......................................................  $    54,215  $    12,393   $   66,608
Corporate assets..........................................................                                  6,934
                                                                                                      ------------
Total assets at December 31, 1995.........................................                             $   73,542
                                                                                                      ------------
                                                                                                      ------------
Depreciation..............................................................  $     2,686  $       494   $    3,180
Capital expenditures......................................................  $     7,815  $       539   $    8,354

                                                                                 YEAR ENDED DECEMBER 31, 1994
                                                                            --------------------------------------
                                                                             FASTENERS     MOTORS     CONSOLIDATED
                                                                            -----------  -----------  ------------
                                                                                      (DOLLARS IN THOUSANDS)

Net sales.................................................................  $    96,067  $    25,403   $  121,470
                                                                            -----------  -----------  ------------
Operating profit..........................................................  $    14,152  $     2,348   $   16,500
Other income..............................................................                                    627
                                                                                                      ------------
Income before income taxes................................................                             $   17,127
                                                                                                      ------------
                                                                                                      ------------
Identifiable assets.......................................................  $    61,490  $    12,684   $   74,174
Corporate assets..........................................................                                  7,953
                                                                                                      ------------
Total assets at December 31, 1994.........................................                             $   82,127
                                                                                                      ------------
                                                                                                      ------------
Depreciation..............................................................  $     2,932  $       493   $    3,425
Capital expenditures......................................................  $     3,307  $       526   $    3,833

                                                                                 YEAR ENDED DECEMBER 31, 1995
                                                                            --------------------------------------
                                                                             FASTENERS     MOTORS     CONSOLIDATED
                                                                            -----------  -----------  ------------
                                                                                     (DOLLARS IN THOUSANDS)

Net sales.................................................................  $   113,323  $    27,945   $  141,268
                                                                            -----------  -----------  ------------
Operating profit..........................................................  $    18,353  $     2,669   $   21,022
Other income..............................................................                                  1,099
                                                                                                      ------------
Income before income taxes and cumulative effect of accounting change.....                             $   22,121
                                                                                                      ------------
                                                                                                      ------------
Identifiable assets.......................................................  $    74,328  $    13,654   $   87,982
Corporate assets..........................................................                                  8,092
                                                                                                      ------------
Total assets at December 31, 1993.........................................                             $   96,074
                                                                                                      ------------
                                                                                                      ------------
Depreciation..............................................................  $     3,686  $       479   $    4,165
Capital expenditures......................................................  $    16,464  $       749   $   17,213

     The Company operates in two industries, fastener products and electric motors. Operating profit is net sales less costs and expenses. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $14.3 million, $16.6 million, and $20.9 million for the years ended December 31, 1993, 1994, and 1995, respectively (approximately 14% of consolidated net sales in 1993 and 1994, and 15% of consolidated net sales in 1995).

     Sales of PEM International Ltd., totaled approximately $12.0 million, $17.4 million, and $22.9 million for the years ended December 31, 1993, 1994, and 1995, respectively (approximately 12%, 14%, and 16% of consolidated net sales in 1993, 1994, and 1995, respectively). Sales from the parent Company to PEM International Ltd. result in profit margins which are representative of those obtained from sales to unaffiliated distributors. PEM International Ltd.'s income (loss) before taxes totaled $354,000, ($17,000), and $605,000 for the years ended December 31, 1993, 1994, and 1995, respectively. PEM International Ltd.'s assets represented approximately 13%, and 12% of consolidated total assets as of December 31, 1994, and 1995, respectively. Export sales, other than to PEM International Ltd., totaled approximately $8.6 million, $10.1 million, and $12.6 million for the years ended December 31, 1993, 1994, and 1995, respectively, (approximately 8% of consolidated net sales in 1993 and 1994, and 9% of consolidated net sales in 1995).

11. SUBSEQUENT EVENT

     On April 17, 1996, the Board of Directors authorized a reclassification of the Company's existing common stock whereby each share of existing $1.00 par value voting common stock was exchanged for one share of new $.01 par value Class A voting common stock (the 'Stock Reclassification'). Immediately after the Stock Reclassification, the Board authorized a four-for-one stock split, effected in the form of a stock dividend, payable in shares of $.01 par value non-voting common stock to shareholders of record on May 3, 1996 (the 'Stock Dividend'). On the contemplated effective date of the Stock Reclassification and the issuance of the Stock Dividend, May 23, 1996, stockholders' equity as of December 31, 1994 and 1995, adjusted to give pro forma effect to the Stock Reclassification and Stock Dividend, is as follows:

                                                                                              DECEMBER 31,
                                                                                          --------------------
                                                                                            1994       1995
                                                                                          ---------  ---------
                                                                                              (DOLLARS IN
                                                                                               THOUSANDS
                                                                                            EXCEPT PER SHARE
                                                                                                AMOUNTS)
STOCKHOLDERS' EQUITY -- PRO FORMA:
Common stock class A -- authorized 3,000,000 shares of $.01 par value each; issued
  1,772,025 shares......................................................................  $      18  $      18
Common stock -- authorized 20,000,000 shares of $.01 value each; issued 5,316,075
  shares................................................................................         53         53
Additional paid-in capital..............................................................      2,686      2,686
Retained earnings.......................................................................     64,468     74,852
Unrealized (loss) on investments (net of tax)...........................................       (140)       (60)
Cumulative foreign currency translation adjustment......................................       (223)      (506)
                                                                                          ---------  ---------
     Total..............................................................................     66,862     77,043
                                                                                          ---------  ---------
Less cost of treasury stock--259,772 shares.............................................        952        952
                                                                                          ---------  ---------
     Total stockholders' equity.........................................................     65,910     76,091
                                                                                          ---------  ---------
     TOTAL..............................................................................  $  82,127  $  96,074
                                                                                          ---------  ---------
                                                                                          ---------  ---------

     Accordingly, all references in the financial statements to average numbers of shares outstanding and per share amounts have been stated at their historical amounts as well as adjusted to reflect the Stock Reclassification and the Stock Dividend.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                        DECEMBER 31,   MARCH 31,
                                                                                            1995         1996
                                                                                        ------------  -----------
                                                                                                      (UNAUDITED)
                                                                                         (DOLLARS IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................................................   $    1,459   $     3,402
  Short-term investments..............................................................        5,988         5,606
  Accounts receivable-trade...........................................................       21,745        23,054
  Allowance for doubtful accounts.....................................................         (900)         (900)
  Inventories (See Note 2)............................................................       20,275        25,146
  Other current assets................................................................        2,557         3,262
  Deferred income taxes...............................................................          959           961
                                                                                        ------------  -----------
     Total current assets.............................................................       52,083        60,531
                                                                                        ------------  -----------
PROPERTY -- At Cost:
  Property, plant & equipment.........................................................       76,837        83,080
  Less accumulated depreciation.......................................................       34,896        35,852
                                                                                        ------------  -----------
     Property -- net..................................................................       41,941        47,228
                                                                                        ------------  -----------
OTHER ASSETS..........................................................................        2,050         2,186
                                                                                        ------------  -----------
     TOTAL............................................................................   $   96,074   $   109,945
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable-trade..............................................................   $    4,303   $     5,538
  Notes payable.......................................................................        1,500        11,000
  Dividends payable...................................................................                        469
  Accrued expenses:
     Pension & profit sharing.........................................................        3,984         1,587
     Income taxes.....................................................................          468         1,773
     Payroll & commissions............................................................        2,426         3,512
     Other............................................................................          521           700
                                                                                        ------------  -----------
        Total current liabilities.....................................................       13,202        24,579
                                                                                        ------------  -----------
ACCRUED PENSION COST..................................................................        4,715         4,715
                                                                                        ------------  -----------
DEFERRED INCOME TAXES.................................................................        2,066         2,284
                                                                                        ------------  -----------
STOCKHOLDERS' EQUITY (See Note 3)
  Common stock........................................................................        1,772         1,772
  Additional paid-in capital..........................................................          932           932
  Retained earnings...................................................................       74,905        77,304
  Unrealized (loss) on investments (net of tax).......................................          (60)          (64)
  Cumulative foreign currency translation adjustment..................................         (506)         (625)
  Treasury stock......................................................................         (952)         (952)
                                                                                        ------------  -----------
     Total stockholders' equity.......................................................       76,091        78,367
                                                                                        ------------  -----------
     TOTAL............................................................................   $   96,074   $   109,945
                                                                                        ------------  -----------
                                                                                        ------------  -----------

 See the accompanying notes to the condensed consolidated financial statements.

       STATEMENTS OF CONDENSED CONSOLIDATED INCOME AND RETAINED EARNINGS

                                                                                              THREE MONTHS
                                                                                            ENDED MARCH 31,
                                                                                      ----------------------------
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                                                              (UNAUDITED)
                                                                                      (DOLLARS IN THOUSANDS EXCEPT
                                                                                      SHARE AND PER SHARE AMOUNTS)
NET SALES...........................................................................  $      35,298  $      39,029
OTHER INCOME -- Net.................................................................            349            135
                                                                                      -------------  -------------
     Total..........................................................................         35,647         39,164
                                                                                      -------------  -------------
COST AND EXPENSES:
  Cost of products sold.............................................................         24,630         27,477
  Selling, general & administrative.................................................          6,017          7,113
                                                                                      -------------  -------------
     Total..........................................................................         30,647         34,590
                                                                                      -------------  -------------
INCOME BEFORE INCOME TAXES..........................................................          5,000          4,574
PROVISION FOR INCOME TAXES..........................................................          1,977          1,705
                                                                                      -------------  -------------
NET INCOME..........................................................................          3,023          2,869
RETAINED EARNINGS AT BEGINNING OF PERIOD............................................         64,520         74,904
DIVIDENDS ON COMMON STOCK
  (Historical per share -- 1995, $.275; 1996, $.275) (Pro forma per share -- 1995,
     $.069; 1996, $.069)............................................................           (469)          (469)
                                                                                      -------------  -------------
RETAINED EARNINGS AT END OF PERIOD..................................................  $      67,074  $      77,304
                                                                                      -------------  -------------
                                                                                      -------------  -------------
INCOME PER SHARE -- Historical
  Weighted average number of shares of common stock outstanding.....................      1,707,082      1,707,082
  Net income........................................................................          $1.77          $1.68
                                                                                              =====          =====
INCOME PER SHARE -- Pro forma (See Note 3)
  Weighted average number of shares of common stock outstanding.....................      6,828,328      6,828,328
  Net income........................................................................          $0.44          $0.42
                                                                                              =====          =====
CASH DIVIDEND PER SHARE
  Historical........................................................................         $0.275         $0.275
                                                                                              =====          =====
  As adjusted for stock dividend....................................................         $0.069         $0.069
                                                                                              =====          =====

 See the accompanying notes to the condensed consolidated financial statements.

                STATEMENTS OF CONDENSED CONSOLIDATED CASH FLOWS

                                                                                                THREE MONTHS
                                                                                              ENDED MARCH 31,
                                                                                          ------------------------
                                                                                             1995         1996
                                                                                          -----------  -----------
                                                                                                (UNAUDITED)
                                                                                           (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................................................  $     3,023  $     2,869
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.......................................................................        1,030        1,181
     Loss on disposal of property.......................................................            2           27
     Changes in assets and liabilities:
     (Increase) in receivables..........................................................         (401)      (1,309)
     (Increase) in inventories..........................................................         (440)      (4,871)
     (Increase) in prepaid expenses, etc................................................          (78)        (705)
     (Increase) in deferred income taxes-current........................................          (49)          (2)
     (Increase) in other assets.........................................................         (232)        (136)
     Increase in accounts payable.......................................................        1,188        1,235
     Increase in accrued expenses.......................................................        2,182          173
     Increase in accrued pension costs..................................................          127
     Increase (decrease) in deferred income taxes-noncurrent............................          (54)         218
                                                                                          -----------  -----------
        Net cash provided by (used) in operating activities.............................        6,298       (1,320)
                                                                                          -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions....................................................................       (2,932)      (6,518)
  Additions to available-for-sale and held-to-maturity investments......................       (7,353)        (829)
  Proceeds from disposal of available-for-sale and held-to-maturity investments.........        1,998        1,205
  Proceeds from disposal of property....................................................                         7
                                                                                          -----------  -----------
        Net cash used in investing activities...........................................       (8,287)      (6,135)
                                                                                          -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term borrowings.............................................................                    17,000
  Net short-term repayments.............................................................                    (7,500)
                                                                                          -----------
     Net cash provided by financing activities..........................................                     9,500
                                                                                          -----------
  Effect of exchange rate and investment reserve changes on cash........................          174         (102)
                                                                                          -----------  -----------
     Net increase (decrease) in cash and cash equivalents...............................       (1,815)       1,943
     Cash and cash equivalents at beginning of period...................................        6,106        1,459
                                                                                          -----------  -----------
     Cash and cash equivalents at end of period.........................................  $     4,291  $     3,402
                                                                                          -----------  -----------
                                                                                          -----------  -----------
SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the quarter for:
     Income taxes.......................................................................  $       322  $       181
     Interest...........................................................................                        13

 See the accompanying notes to the condensed consolidated financial statements.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     The accompanying interim financial statements should be read in conjunction with the annual financial statements and notes thereto included in the Company's Annual Report to Stockholders. The information contained herein is unaudited and subject to year-end audit and adjustment. In the opinion of management, all adjustments (which include only normal recurring adjustments) have been made which are necessary for a fair presentation of the Company's consolidated financial position at December 31, 1995 and March 31, 1996 and the consolidated statements of income and cash flow for the three months ended March 31, 1995 and 1996. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 1996.

2. INVENTORIES

     Substantially all of the Company's domestic fastener inventories are priced on the lower of last-in, first-out (LIFO) cost or market method. The remainder of the inventories are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

     Inventories are as follows:

                                             DECEMBER 31,   MARCH 31,
                                                  1995         1996
                                              ------------  -----------
                                                            (UNAUDITED)
Raw material.................................  $    4,570   $     4,806
Tooling......................................       3,610         3,851
Work-in-process..............................       6,512         7,970
Finished goods...............................       5,583         8,519
                                              ------------  -----------
  TOTAL......................................  $   20,275   $    25,146
                                              ------------  -----------
                                              ------------  -----------

     If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories would have been $8.0 million and $8.3 million higher than reported at December 31, 1995 and March 31, 1996, respectively, and net income would have been $55,000 and $192,000 higher than reported for the three months ended March 31, 1995 and 1996 respectively. Included in other assets is long-term tooling inventory totaling $2.1 million and $2.2 million at December 31, 1995 and March 31, 1996, respectively.

3. RECLASSIFICATION

     On April 17, 1996, the Board of Directors authorized a reclassification of the Company's existing common stock whereby each share of existing $1.00 par value voting common stock will be converted into one share of new $.01 par value Class A voting common stock (the 'Stock Reclassification'). Immediately after the Stock Reclassification, the Board authorized a four-for-one stock split, effected in the form of a stock dividend, payable in shares of $.01 par value non-voting common stock to stockholders of record on May 3, 1996 (the 'Stock Dividend'). On the contemplated effective date of May 23, 1996, the change in par value of the Class A common stock as a result of the Stock Reclassification will result in the transfer of $1.8 million from Class A common stock to additional paid-in capital, and the Stock Dividend will result in the issuance of 5.3 million new shares of common stock and in the transfer of $53,161 from retained earnings to common stock. Accordingly, all references in the quarterly financial statements to average numbers of shares outstanding and per share amounts have been stated at their historical amounts as well as adjusted to give pro forma effect to the Stock Reclassification and the Stock Dividend.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          8
Reclassification................................          9
Price Range of Capital Stock and
  Dividends.....................................         10
Dividend Policy.................................         11
Use of Proceeds.................................         11
Capitalization..................................         12
Selected Consolidated Financial Data............         13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         14
Business........................................         20
Management......................................         30
Principal and Selling Stockholders..............         32
Description of Capital Stock....................         36
Underwriting....................................         40
Legal Matters...................................         41
Experts.........................................         41
Incorporation of Certain Documents by
  Reference.....................................         41
Available Information...........................         42
Index to Consolidated Financial Statements......        F-1

================================================================================



                                2,850,000 SHARES

                                     [LOGO]

                                PENN ENGINEERING
                                       &
                              MANUFACTURING CORP.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------

                                           , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


 SEC Registration Fee......................................................................  $    20,810
 NASD Filing Fee...........................................................................        6,535
*Blue Sky Qualification Fees and Expenses..................................................       15,000
*Registrar and Transfer Agent Fees.........................................................       10,000
*Legal Fees and Expenses...................................................................      150,000
*Accountants' Fees and Expenses............................................................       50,000
*Printing and Engraving....................................................................       90,000
*Miscellaneous.............................................................................       27,655
                                                                                             -----------
     Total.................................................................................  $   370,000
                                                                                             -----------
                                                                                             -----------


- ------------------
* Estimated.

     The Company will bear all of the foregoing expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The form of Underwriting Agreement to be filed by amendment as Exhibit 1 hereto contains certain provisions relating to indemnification. The Delaware General Corporation Law authorizes the registrant to grant indemnities to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

     The Company's By-laws provide as follows:

     '49. As used in this By-law, the term 'Corporation' means Penn Engineering & Manufacturing Corp. and the term 'pertinent corporation' means the Corporation and any other partnership, joint venture, trust or other enterprise of which the person is or was a director, officer, employee or agent at the request of the Corporation.

          (a) The Corporation shall indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the pertinent corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liabilities and losses (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the pertinent corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of note contenders or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the pertinent corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) The Corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the pertinent corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, liabilities and losses (including attorneys' fees) actually and reasonably incurred by him in connection with such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the pertinent corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the pertinent corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections (a) or (b) of this By-law, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under sections (a) or (b) of this By-law (unless ordered by a court) shall be made by the Corporation only upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in said sections (a) and (b). Such determination shall be made (1) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel (who may be regular counsel for the Corporation or the pertinent corporation) in a written opinion or (3) by the stockholders of the Corporation.

          (e) Expenses incurred by any person who may have a right of indemnification under this By-law in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation pursuant to this By-law.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, this By-law are in addition to and independent of and shall not be deemed exclusive of any other rights to which any person may be entitled under any certificate of incorporation, articles of incorporation, articles of association, By-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of heirs, executors and administrators of such a person; provided, that any indemnification realized other than under this By-law shall apply as a credit against any indemnification provided by this By-law. The right to indemnification conferred in this Article VIII shall be a contract right.

          (g) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this By-law or of applicable law, if and whenever the Board of Directors of the Corporation deems it to be in the best interests of the Corporation to do so.

          (h) For the purposes of this By-law and indemnification hereunder, any person who is or was a director or officer of any other corporation of which the Corporation owns or controls or at the time owned or controlled directly or indirectly a majority of the shares of stock entitled to vote for election of directors of such other corporation shall be conclusively presumed to be serving or to have served as such director or officer at the request of the Corporation.

          (i) The Corporation may provide indemnification under this By-law to any employee or agent of the Corporation or of any other corporation of which the Corporation owns or controls or at the time owned or controlled directly or indirectly a majority of the shares of stock entitled to vote for election of directors or to any director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise in which the Corporation has or at the time had an interest as an owner, creditor or otherwise, if and whenever the Board of Directors of the Corporation deems it in the best interest of the Corporation to do so.

          (j) The Corporation may, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted to the Corporation to provide prior to such amendment) indemnify any and all persons whom the Corporation shall have power to indemnify under said law from and against any and all of the expenses, liabilities or other matters referred to in or covered by said law, if and whenever the Board of Directors of the Corporation deems it to be in the best interest of the Corporation to do so.

          (k) If a claim under this Article VIII is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action, other than an action brought to enforce a claim for expense incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required has been tendered to the Corporation, that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation, including its Board of Directors, independent legal counsel, or its stockholders, to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation, including its Board of Directors, independent legal counsel, or its stockholders, that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.'

     The Company provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company up to an aggregate of $15,000,000 inclusive of defense costs, expenses and charges.

     Additionally, as permitted by the General Corporation Law of the State of Delaware, Article X of the Company's Certificate of Incorporation provides that no director of the Company shall incur personal liability to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director; provided, however, that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) the unlawful payment of dividends or unlawful purchase or redemption of stock under
Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS.


           1.1        Form of Underwriting Agreement. (To be filed by amendment.)
           4.1        Specimen Certificate for Common Stock. (Incorporated by reference to Exhibit 4 to the Company's Form
                      8-A Registration Statement filed on May 15, 1996.)
           5.1        Opinion of Duane, Morris & Heckscher. (To be filed by amendment)
           10.1       Right of First Refusal dated as of September 5, 1986 between the Company and Lawrence W. Swanstrom and Daryl L. Swanstrom. (Incorporated by reference to the Company's Form 8-K Current Report dated
                      September 5, 1986, the date of the earliest event reported.)
           13.1       The Company's Form 10-Q Quarterly Report for the quarter ended March 31, 1996.
           13.2       The Company's 1996 Annual Report to Stockholders. (Only those portions incorporated by reference in the Company's Form 10-K/A Annual Report for the year ended December 31, 1995.)
           23.1       Consent of Duane, Morris & Heckscher. (To be included in their opinion filed as Exhibit 5.1).
           23.2       Consent of Deloitte & Touche LLP.
           24         Power of Attorney. (Included on Page II-5.)


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Danboro, Pennsylvania on May 22, 1996.

                                     PENN ENGINEERING & MANUFACTURING CORP.

                                     By: /s/  KENNETH A. SWANSTROM
                                        --------------------------------
                                        Kenneth A. Swanstrom, Chairman
                                         of the Board, President and
                                         Chief Executive Officer

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Kenneth A. Swanstrom and Mark W. Simon, and each or any of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                        TITLE                            DATE
- ---------------------------------------------  ---------------------------------------------  ----------------
/s/KENNETH A. SWANSTROM                        Chairman of the Board, President,                  May 22, 1996
- -----------------------                        Chief Executive Officer and Director
Kenneth A. Swanstrom                           (principal executive officer)

/s/MARK W. SIMON                               Vice President-Finance, Corporate Secretary,       May 22, 1996
- -----------------------                        and Director (principal financial and
Mark W. Simon                                  accounting officer)

/s/WILLARD S. BOOTHBY, JR.                     Director                                           May 22, 1996
- -----------------------
Willard S. Boothby, Jr.

/s/FRANK S. HERMANCE                           Director                                           May 22, 1996
- -----------------------
Frank S. Hermance

/s/LEWIS W. HULL                               Director                                           May 22, 1996
- -----------------------
Lewis W. Hull

/s/THOMAS M. HYNDMAN, JR.                      Director                                           May 22, 1996
- -----------------------
Thomas M. Hyndman, Jr.

/s/MAURICE D. OAKS                             Director                                           May 22, 1996
- -----------------------
Maurice D. Oaks

/s/DARYL L. SWANSTROM                          Director                                           May 22, 1996
- -----------------------
Daryl L. Swanstrom

                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)


            EXHIBIT
              NO.      EXHIBIT                                                                       PAGE
           ----------                                                                                -----
                1.1    Form of Underwriting Agreement. (To be filed by amendment.)

                4.1    Specimen Certificate for Class A Common Stock. (Incorporated by reference to Exhibit 4 to the Company's Form 8-A Registration Statement filed with the Commission on May 15, 1996.)

                5.1    Opinion of Duane, Morris & Heckscher. (To be filed by amendment.)

               10.1    Right of First Refusal dated on September 5, 1986 between the Company and
                       Lawrence W. Swanstrom and Daryl L. Swanstrom. (Incorporated by reference to the Company's Form 8-K Current Report dated September 5, 1986, the date of the earliest event reported.)

               13.1    The Company's Form 10-Q Quarterly Report for the quarter ended March 31,
                       1996.

               13.2    The Company's 1996 Annual Report to Stockholders. (Only those portions incorporated by reference in the Company's Form 10-K/A Report for the year ended December 31, 1995.)

               23.1    Consent of Duane, Morris & Heckscher (to be included in their opinion filed as Exhibit 5.1)

               23.2    Consent of Deloitte & Touche LLP

               24      Power of Attorney. (Included on Page II-5.)